Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

UNIDYM, INC.,

UNIDYM ACQUISITION, LLC,

CARBON NANOTECHNOLOGIES, INC.

AND

THE STOCKHOLDER REPRESENTATIVE

DATED AS OF MARCH 21, 2007

i

2.29	Government Funding	32
2.30	Representations Exclusive	32

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER LLC		32
3.1	Organization of Parent and Merger LLC	32
3.2	Authority	33
3.3	No Conflict	33
3.4	Consents	33
3.5	Subsidiaries	34
3.6	Capitalization	34
3.7	Parent Financial Statements and Internal Controls	35
3.8	Liabilities	36
3.9	Real Property; Leases	36
3.10	Assets; Absence of Liens	37
3.11	Intellectual Property	37
3.12	Parent Contracts.	38
3.13	Interested Party Transactions	39
3.14	Compliance with Laws	40
3.15	Litigation	40
3.16	Insurance	40
3.17	Minute Books; Records	40
3.18	Environmental Matters	40
3.19	Employee Benefit Plans	41
3.20	Tax Matters. Except as set forth on Schedule 3.20	42
3.21	Foreign Corrupt Practices Act	44
3.22	Governmental Authorization	44
3.23	Brokers’ and Finders’ Fees	45
3.24	Operations of Merger LLC	45
3.25	Parent Preferred Shares	45

ARTICLE IV CERTAIN COVENANTS		45
4.1	Conduct of Business of the Company and Subsidiaries	45
4.2	Access to Information	46
4.3	Confidentiality	46
4.4	Consents	46
4.5	Public Disclosure	46
4.6	Notification of Certain Matters	46
4.7	Tax Matters	47
4.8	Interim Cost and Revenue Sharing	49
4.9	Termination of Company Options; Termination of Company Equity Incentive Plans	50
4.10	Directors’ and Officers’ Insurance	50

ARTICLE V CONDITIONS TO THE EXECUTION OF THIS AGREEMENT		50
5.1	Conditions to the Execution of this Agreement	50

ARTICLE VI CONDITIONS TO THE MERGER		51
6.1	Conditions to the Obligations of the Company	51
6.2	Conditions to the Obligations of Parent and Merger LLC	53

ARTICLE VII INDEMNIFICATION, ETC.		57
7.1	Survival of Representations, Warranties and Covenants	57
7.2	Indemnification	57
7.3	Escrow Arrangements	59
7.4	Indemnification Procedures	60
7.5	Methods of Payment; Limitations	61
7.6	Stockholder Representative; Power of Attorney	62

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		64
8.1	Termination	64
8.2	Effect of Termination	64
8.3	Amendment	64
8.4	Extension; Waiver	64

ARTICLE IX DEFINITIONS, CONSTRUCTION, ETC.		65

ARTICLE X GENERAL PROVISIONS		75
10.1	Notices	75
10.2	Entire Agreement	76
10.3	Severability	77
10.4	Specific Performance	77
10.5	Disclosure Schedule	77
10.6	Fees and Expenses	77
10.7	Successors and Assigns; Parties in Interest	77
10.8	Waiver	78
10.9	Governing Law; Venue	78
10.10	Waiver of Jury Trial	78
10.11	Other Remedies	78
10.12	Counterparts; Facsimile Delivery	78
10.13	Time of the Essence	79

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Indemnification Escrow Agreement

Exhibit B	Form of Certificate of Merger

Exhibit C-1	Form of Amended and Restated Voting Agreement

Exhibit C-2	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement

Exhibit C-3	Form of Amended and Restated Investors’ Rights Agreement

Exhibit D	Form of Parent Bylaws

Exhibit E	Post-Merger Capitalization Schedule

Exhibit F	Form of Representation Letter

Exhibit G-1	Form of Assignment (Duke University)

Exhibit G-2	Form of Assignment (University of Florida)

Exhibit H	Assignment and Assumption Agreement

Exhibit I	Series E Preferred Stock Purchase Agreement

Exhibit J	Agreement to Convert to Series E Preferred Stock and related Release

Exhibit K	Arrowhead Securities Purchase Agreement

Exhibit L	Form of C Sixty Asset Purchase Agreement

Exhibit M	Form of Restated Parent Certificate of Incorporation

Exhibit N	Form of Grid Note

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of March 21, 2007 (the “Agreement Date”), by and among Unidym, Inc., a Delaware corporation (“Parent”), Unidym Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger LLC”), Carbon Nanotechnologies, Inc., a Delaware corporation (the “Company”), and William A. McMinn, an individual, solely for the purpose of acknowledging his appointment as the Stockholder Representative pursuant to Section 7.6. All capitalized terms are defined in Article IX.

RECITALS

A. Parent, Merger LLC and the Company intend to effect a merger (the “Merger”) of the Company with and into Merger LLC in accordance with this Agreement, the General Corporation Law of the State of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “LLC Act”), with Merger LLC to be the surviving company of the Merger.

B. The Company Board has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and the Stockholders, (ii) approved this Agreement, the Merger, the Indemnification Escrow Agreement, in substantially the form set forth on Exhibit A (the “Escrow Agreement”), and the other Transactions contemplated by this Agreement and (iii) recommended that the Stockholders adopt and approve this Agreement and the Escrow Agreement and approve the Merger.

C. The Boards of Directors of Parent and Merger LLC have determined that it is in the best interests of their respective companies, members and stockholders to consummate the Merger in accordance with the terms of this Agreement.

D. For federal income tax purposes, it is intended that (i) the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Code, (ii) this Agreement shall constitute a plan of reorganization, and (iii) the Company and Parent shall each be a party to such reorganization within the meaning of Section 368(b) of the Code.

AGREEMENT

In consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the provisions of the DGCL, the Company shall be merged with and into Merger LLC, the separate existence of the Company shall cease, and Merger LLC shall continue as the surviving company and as a wholly-owned subsidiary of Parent. The surviving company after the Merger is sometimes referred to herein as the “Surviving Company.”

1.2 Effective Time. Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place as promptly as practicable, but on the date on which the conditions set forth in Article VI are satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), at the offices of Goodwin Procter LLP, 10250 Constellation Blvd., 21st Floor, Los Angeles, California 90067-6221, unless another place or date is agreed to by Parent and the Company. The date upon which the Closing occurs is herein referred to as the “Closing Date.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a properly executed Certificate of Merger satisfying the requirements of the DGCL and the LLC Act in the form attached hereto as Exhibit B (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and the LLC Act (the time of acceptance by the Secretary of State of the State of Delaware of such filing being referred to herein as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and the LLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights and property of the Company and Merger LLC shall vest in the Surviving Company, and all debts and liabilities of the Company and Merger LLC shall become debts and liabilities of the Surviving Company.

1.4 Operating Agreement. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time the Operating Agreement of Merger LLC shall be and remain the Operating Agreement of the Surviving Company until thereafter amended as provided by applicable Law and such Operating Agreement.

1.5 Directors and Officers of the Parent. At the Effective Time and by virtue of the Merger, the Board of Directors of Parent shall consist of seven (7) directors elected in accordance with the terms of the Amended and Restated Voting Agreement substantially in the form attached hereto as Exhibit C-1 (the “Voting Agreement”) as follows: four (4) directors shall be appointed by Arrowhead; two (2) directors shall be appointed by the holders of the Parent Series A Preferred Stock; and the last director shall be Dr. George Gruner, elected and holding office pursuant to the terms of that certain voting agreement in effect prior to the Merger among NanoPolaris, Inc., a Delaware corporation, Arrowhead and the security holders signatory thereto. At the Effective Time and by virtue of the Merger, the officers of the Parent immediately prior to the Effective Time shall remain the officers of the Surviving Company, each to hold office in accordance with the Bylaws of the Parent, in substantially the form set forth on Exhibit D (the “Parent Bylaws”).

1.6 Directors and Officers of Merger LLC. At the Effective Time and by virtue of the Merger, the Parent, the sole manager of Merger LLC immediately prior to the Effective Time,

shall remain the sole manager of the Surviving Company, to manage and operate the Surviving Company in accordance with the Operating Agreement of the Surviving Company. At the Effective Time and by virtue of the Merger, the officers of Merger LLC immediately prior to the Effective Time shall remain the officers of the Surviving Company, each to hold office in accordance with the Operating Agreement of the Surviving Company.

1.7 Conversion of Securities; Escrow.

(a) Company Capital Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger LLC, the Company or the Stockholders:

(i) Each Company Common Share outstanding immediately prior to the Effective Time, other than Company Common Shares held in treasury by the Company or owned by Parent or Merger LLC or which constitute Dissenting Shares (as defined below), shall, by virtue of the Merger and without any action on the part of the holder thereof automatically be canceled and extinguished and be converted into the right to receive, upon surrender of a certificate representing any such shares in the manner provided in Section 1.9 hereof and upon the terms and subject to the conditions set forth in this Agreement and net of withholding and other Taxes, the number of fully paid and nonassessable shares of Parent Series A Preferred Stock, in the number set forth on the Post-Merger Capitalization Schedule, attached as Exhibit E hereto.

(ii) Each Company Preferred Share outstanding immediately prior to the Effective Time, other than Company Preferred Shares held in treasury by the Company or owned by Parent or Merger LLC or which constitute Dissenting Shares (as defined below), shall, by virtue of the Merger and without any action on the part of the holder thereof automatically be canceled and extinguished and be converted into the right to receive, upon surrender of a certificate representing any such shares in the manner provided in Section 1.9 hereof and upon the terms and subject to the conditions set forth in this Agreement and net of withholding and other Taxes, the number of fully paid and nonassessable shares of Parent Series B Preferred Stock, in the number set forth on the Post-Merger Capitalization Schedule, attached as Exhibit E hereto.

(b) Parent Capital Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger LLC, the Company or the Stockholders:

(i) Each Parent Common Share outstanding immediately prior to the Effective Time shall, without any action on the part of the holder(s) thereof, continue to be Parent Common Shares, in the number set forth on the Post-Merger Capitalization Schedule, attached as Exhibit E hereto.

(ii) Each share of Parent Series A Preferred Stock outstanding immediately prior to the Effective Time, other than Parent Preferred Shares which constitute Dissenting Shares (as defined below), shall, by virtue of the Merger and without any action on the part of the holder thereof automatically be canceled and extinguished and be converted into shares of Parent Series B Preferred Stock, in the number set forth on the Post-Merger Capitalization Schedule, attached as Exhibit E hereto.

(c) Qualified Investor Status. Parent shall not be required to deliver any Parent Preferred Shares to any holder of Company Capital Shares that is receiving Merger Consideration pursuant to Section 1.7(a) hereof unless Parent shall have received from each such holder a duly executed investor representation letter substantially in the form attached hereto as Exhibit F (each a “Representation Letter”) on or prior to the Closing Date.

(d) Cancellation of Parent-Owned and Company-Owned Stock. Each Company Capital Share held in the treasury of the Company and each Company Capital Share owned by Parent or Merger LLC immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(e) Company Stock Rights.

(i) Company Options. The Company shall take all steps necessary to terminate the Company Equity Incentive Plans and all option agreements such that all outstanding Company Options shall be cancelled and extinguished as of the Effective Time. The Company shall obtain, prior to the Closing, the consent from each holder of a Company Option to the termination of the Company Option pursuant to this Section 1.7(e)(i).

(ii) Restricted Stock Units.

(A) Parent shall assume the RSU Plan and each unvested Restricted Stock Unit (“Assumed Restricted Stock Unit”) that is outstanding as of the Effective Time, together with the restricted stock unit agreement representing each such Restricted Stock Unit. Each Assumed Restricted Stock Unit shall thereafter be exercisable for such number of Parent Common Shares as set forth on the Post-Merger Capitalization Schedule, attached as Exhibit E hereto and the vesting schedule for such Assumed Restricted Stock Unit shall remain unchanged and as set forth in the restricted stock unit agreement for such Assumed Restricted Stock Unit without any acceleration of vesting whatsoever. The Company and the Administrator of the RSU Plan (the “Administrator”) shall take all actions necessary or required under the RSU Plan and the restricted stock unit agreements to cause the RSU Plan and all Assumed Restricted Stock Units to be assumed on the terms and conditions set forth in the preceding sentence such that the vesting of no Assumed Restricted Stock Unit is accelerated.

(B) Each issued and outstanding unvested Restricted Stock Unit that was not granted by CNI pursuant to the RSU Plan shall be exchanged into the right to receive, upon surrender of the restricted stock unit agreement therefor in accordance with this Agreement, a restricted stock unit exercisable for such number of Parent Common Shares (the “Parent Restricted Stock Units”) as set forth on the Post-Merger Capitalization Schedule, attached as Exhibit E hereto and the vesting schedule for such Parent Restricted Stock Unit shall remain unchanged and as set forth in the restricted stock unit agreement for such Parent Restricted Stock Unit without any acceleration of vesting whatsoever. All holders of unvested Restricted Stock Units that were not issued pursuant to the RSU Plan shall be obligated to deliver to Parent a duly executed Representation Letter on or prior to the Closing Date, and Parent shall not be required to deliver any restricted stock unit agreement related to the Parent Restricted Stock Units to be held by such recipient until Parent receives such Representation Letter.

(f) Company Warrant. Each unexercised and outstanding Company Warrant shall be exchanged into the right to receive, upon surrender of the Company Warrant therefor, a warrant exercisable for such number of shares of Parent Common Shares as set forth on the Post-Merger Capitalization Schedule, attached as Exhibit E hereto and terms of such Company Warrant shall remain unchanged and as set forth in the Company Warrant agreement. The holder of the Company Warrant shall be obligated to deliver to Parent a duly executed Representation Letter on or prior to the Closing Date and the Company shall take all necessary steps to obtain written evidence reasonably satisfactory to Parent as to the acceptance by the holder of the outstanding Company Warrant as to the foregoing.

(g) Escrow. At Closing, twenty percent (20%) of Parent’s issued and outstanding Parent Capital Shares shall be held in escrow pursuant to Article VII of this Agreement. The approval of this Agreement by the Stockholders will also constitute their approval of the terms and provisions of the Escrow Agreement, which is an integral term of the Merger. The Escrow Shares will be withheld in accordance with the provisions of Section 1.9 hereof. The delivery of the Escrow Shares will be made on behalf of the Stockholders and the holders of Parent Capital Shares in accordance with the provisions hereof, with the same force and effect as if such shares had been delivered by Parent directly to such holders and subsequently delivered by such holders to the Escrow Agent.

(h) No Fractional Shares. No fraction of a Parent Preferred Share will be issued, but in lieu thereof, each holder of Company Capital Shares who would otherwise be entitled to a fraction of a Parent Preferred Shares (after aggregating all fractional Parent Preferred Shares to be received by such holder) shall be entitled to receive from Parent such number of whole number of Parent Preferred Shares, rounded up or down to the nearest whole number (with a fractional interest equal to 0.5 rounded upward to the nearest whole number).

(i) Withholding Rights; Deductions from Consideration. Each of the Surviving Company and Parent shall be entitled to deduct and withhold from any payment to any Person under this Agreement or any other Transaction Agreements (i) such amounts as it is required to deduct and withhold with respect to the making of such payment or any other Tax withholding obligation with respect to the Merger under the Code or any provision of state, local or foreign Tax Law and (ii) to the extent applicable, the amount of any outstanding loans (including any accrued but unpaid interest thereon and any other amounts in respect thereof) owed by such Person to the Company as of the Closing. To the extent that amounts are so withheld or deducted by the Surviving Company or by Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by the Surviving Company or by Parent, as the case may be.

(j) No Further Ownership Rights in Company Capital Shares. The amounts paid or payable upon the surrender for exchange of Company Capital Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Capital Shares, and there shall be no further registration of transfers on the records of the Surviving Company of Company Capital Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article I.

(k) Capital of Merger LLC. The ownership interests in Merger LLC immediately prior to the Effective Time shall be converted into and become the membership interests of the Surviving Company.

1.8 Dissenting Shares.

(a) Immediately after the execution and delivery of this Agreement, the Company shall solicit the approval by written consent of the execution and delivery by the Company of this Agreement and the consummation of the Merger, by the Stockholders holding the requisite number of shares of each class of Company Capital Shares required (the “Stockholder Approval”) to (i) approve the execution and delivery of this Agreement and the consummation of the Merger in accordance with the DGCL, the LLC Act and the Company Certificate of Incorporation, the Escrow Agreement and all other transactions contemplated hereby and thereby, and appoint William A. McMinn as the initial Stockholder Representative, and (ii) acknowledge that such approval is irrevocable and that such holder is aware of its rights to dissent pursuant to Section 262 of the DGCL, a copy of which was attached to such written consent, and that such holder has received and read a copy of Section 262 of the DGCL. The written consent shall be accompanied by an information statement containing (i) a description of the appraisal rights of holders of all Company Capital Shares available under Section 262 of the DGCL and (ii) such information concerning this Agreement and the transactions contemplated hereby as Parent shall have previously approved, and the form of Representation Letters to be completed and returned to the Company.

(b) After the effective date of the written consent described in Section 1.8(a), the Company shall give prompt notice of the taking of the actions described in Section 1.8(a) to all holders of Company Capital Shares not executing the written consent described therein.

(c) Notwithstanding any provision of this Agreement to the contrary, Company Capital Shares that are outstanding immediately prior to the Effective Time and which are held by Stockholders of the Company who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration set forth in Section 1.8(a) hereof. Such stockholders shall be entitled to receive such consideration as is determined to be due with respect to such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders of the Company who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration pursuant to Section 1.8(a) hereof in the manner provided in Section 1.8 hereof of the Certificate or Certificates that formerly evidenced by such Dissenting Shares.

(d) The Company shall give Parent and the Stockholder Representative (i) prompt notice of any written demands for appraisal of any Company Capital Shares, withdrawals of such demands, and any other instruments or notices served pursuant to the DGCL on the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent and the Stockholder Representative, voluntarily make any payment with respect to any demands for appraisal of Company Capital Shares or offer to settle or settle any such demands. Notwithstanding the foregoing, to the extent that Parent or the Company (i) makes any payment or payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement or (ii) incurs any other costs or expenses (including specifically, but without limitation, attorneys’ fees, costs and expenses in connection with any action or proceeding or in connection with any investigation) in respect of any Dissenting Shares (other than payments for such shares) (together “Dissenting Share Payments”), Parent shall be indemnified under the terms of Article VII (subject to the conditions and limitations therein) for the amount of such Dissenting Share Payments.

1.9 Surrender of Certificates.

(a) Parent shall act as exchange agent (the “Exchange Agent”) in the Merger. Parent shall deposit the Company Escrow Shares with the Escrow Agent out of the aggregate number of Parent Preferred Shares otherwise issuable pursuant to Section 1.7 hereof on behalf of the holders of Company Capital Shares and pursuant to Article VII hereof and the Escrow Agreement.

(b) Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Capital Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.7(a) hereof, (i) a letter of transmittal (a “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Preferred Shares and, in lieu of fractional shares thereof, cash pursuant to Section 1.7(h) hereof. Upon surrender of a Certificate (or Certificates) for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate(s) shall be entitled to receive in exchange therefor a certificate representing the number of whole Parent Preferred Shares (less the number of Parent Preferred Shares to be deposited with the Escrow Agent on such holder’s behalf pursuant to Section 1.7(g) and Article VII hereof) to which such holder is entitled pursuant to Section 1.7(a) hereof, and the Certificate(s) so surrendered shall forthwith be canceled. As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Article VII hereof, Parent shall cause to be delivered to the Escrow Agent, on behalf of the holders of Certificates, a certificate or certificates representing the Company Escrow Shares which shall be registered in the name of the Escrow Agent. Such shares shall be beneficially owned by the holders on whose behalf such shares were deposited with the Escrow Agent and shall be available to Parent as provided in Article VII and the Escrow Agreement. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Capital Shares (other than Dissenting Shares) will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full Parent Preferred Shares into which such shares of Company Capital Shares shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.7(h) hereof.

(c) No dividends or other distributions declared or made after the Effective Time with respect to Parent Preferred Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the Parent Preferred Shares represented thereby until the holder of record of such Certificate shall surrender such Certificate in exchange for Parent Preferred Shares in accordance with the terms of this Agreement. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole Parent Preferred Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Preferred Shares.

(d) If any certificate for Parent Preferred Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for Parent Preferred Shares in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e) Notwithstanding anything to the contrary in this Section 1.9, none of the Exchange Agent, Parent, the Surviving Company or any party hereto shall be liable to a holder of Parent Preferred Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) In the event any Certificates to be surrendered in accordance with Section 1.9(b) shall have been lost, stolen or destroyed, the Parent shall deem such lost, stolen or destroyed Certificates surrendered for purposes of Section 1.9(b), upon the receipt of an affidavit of that fact, in a form reasonably satisfactory to Parent, by the holder thereof pursuant to which such holder would agree to indemnify Parent and its Affiliates against any claim that may be made against Parent or its Affiliates with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.10 Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger LLC, the officers, managers and directors of the Company and Merger LLC are fully authorized in the name of their respective corporation or company or otherwise to take, and will take, all such lawful and necessary action.

1.11 Restrictions on Parent Preferred Shares.

(a) The Parent Preferred Shares issuable pursuant to 1.7(a) hereof:

(i) shall not be registered under the Securities Act, or the securities laws of any state of the United States;

(ii) shall be issued in a transaction not involving any public offering within the meaning of the Securities Act, and, accordingly, shall be “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”), and therefore may not be offered or sold, directly or indirectly, without registration under the Securities Act and any applicable state securities laws or pursuant to an exemption from such registration requirements and applicable state securities laws; and

(iii) shall not be sold, pledged or otherwise transferred except (x) in another transaction otherwise exempt from registration under the Securities Act in compliance with Rule 144 and in compliance with any applicable state securities laws of the United States or (y) pursuant to another applicable exemption from such registration requirements and applicable state securities laws.

(b) Each certificate representing Parent Preferred Shares shall bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THE 1933 ACT AND ALL SUCH APPLICABLE LAWS OR EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

“THE SECURITIES EVIDENCED HEREBY ARE SUBJECT TO THE TERMS OF A CERTAIN AMENDED AND RESTATED VOTING AGREEMENT, AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT AND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT BY AND AMONG PARENT AND CERTAIN INVESTORS IDENTIFIED THEREIN, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER. A COPY OF THE AMENDED AND RESTATED VOTING AGREEMENT, AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT AND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT HAVE BEEN FILED WITH THE SECRETARY OF THE COMPANY AND ARE AVAILABLE UPON REQUEST.”

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to each of Parent and Merger LLC, subject to such exceptions as are set forth in the disclosure schedule dated as of the Agreement Date and delivered herewith to Parent (the “Company Disclosure Schedule”), as follows:

2.1 Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction listed on Schedule 2.1(a) and in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available a true and correct copy of the Company Certificate of Incorporation and its By-Laws, each as amended to date and in full force and effect, to Parent. The Company is not in violation of the Company Certificate of Incorporation or its By-Laws in any material respect. Schedule 2.1(b) lists every state or foreign jurisdiction in which the Company has facilities, maintains an office or has a current Employee.

2.2 Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and each of the Certificate of Merger, the Escrow Agreement, and each other agreement, certificate or document contemplated thereby or hereby (collectively with the Agreement, the “Transaction Agreements”) to which it is or will be a party and to consummate the Transactions. The Company Board has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and the Stockholders, (ii) approved the Transaction Agreements to which it is or will be a party and the Transactions, including the Merger, and (iii) recommended that the Stockholders adopt and approve this Agreement, the Escrow Agreement and the Transactions, including the Merger (the “Board Approvals”). The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is or will be a party and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no further action is required on the part of the Company to authorize the Transaction Agreements to which it is or will be a party and the Transactions, subject only to the approval of this Agreement and the Merger by the Stockholders. The Board Approvals have not been revoked, rescinded or amended.

(b) This Agreement has been, and each of the other Transaction Agreements to which the Company is a party will be at the Closing, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than the Company), this Agreement constitutes, and in the case of such Transaction Agreements they will at the Closing constitute, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity; provided, however, that the Certificate of Merger will not be effective until filed with the Secretary of State of the State of Delaware.

2.3 No Conflict. Except as set forth on Schedule 2.3, the execution and delivery by the Company of this Agreement and each other Transaction Agreement to which the Company is a party, and the consummation of the Transactions, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or result in the creation of any Lien upon any of the Company’s properties or assets (tangible or intangible) under (i) any provision of the Company Certificate of Incorporation, the Company’s By-Laws or other organizational documents of the Company or any of its Subsidiaries, (ii) any Company Contract, (iii) any Company Authorization or (iv) any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible), except, with respect to clauses (ii), (iii) and (iv), for such conflicts, violations, defaults, rights of termination, cancellation or acceleration of any obligation or loss of benefit or creation of a Lien that individually or in the aggregate together would not reasonably be expected to have a Company Material Adverse Effect.

2.4 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any Governmental Entity, is required by, or with respect to, the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the other Transaction Agreements to which the Company or any of its Subsidiaries is a party or the consummation of the Transactions, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

2.5 Subsidiaries. The Company does not own, directly or indirectly, any capital stock of or any other equity interest in, or control, directly or indirectly, any other Person (each, a “Subsidiary”), and the Company is not, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity.

2.6 Company Capital Structure.

(a) Immediately prior to the Closing and the Conversion, the authorized capital stock of the Company consists of: 40,000,000 Company Common Shares, of which 13,530,053 shares are issued and outstanding as of the Agreement Date, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which (i) 420,000 shares have been designated as Series A Convertible Preferred Stock (“Company Series A Stock”), all of which shares are issued and outstanding, (ii) 100,000 shares have been designated as Series B Convertible Preferred Stock (“Company Series B Stock”), all of which shares are issued and outstanding, (iii) 516,707 shares have been designated as Series C Convertible Preferred Stock (“Company Series C Stock”), all of which shares are issued and outstanding, (iv) 236,556 shares have been designated as Series D Convertible Preferred Stock (“Company Series D Stock”), all of which shares are issued and outstanding, and (v) 1,200,000 shares have been designated as Series E Preferred Stock, none of which shares are issued and outstanding as of the Agreement Date. Upon (A) the Conversion, (B) the exercise of Company Warrants to purchase 774,000 Company

Common Shares and (C) the issuance of shares of Series E Preferred Stock pursuant to the Guarantor Stock Purchase Agreement, the issued and outstanding shares of the Company will consist only of 26,262,683 Company Common Shares and 1,080,000 shares of Series E Preferred Stock. The outstanding Company Capital Shares, including all shares subject to the Company’s right of repurchase, are held of record and beneficially by the Persons with the addresses on record with the Company and in the amounts set forth on Schedule 2.6(a). All outstanding Company Capital Shares (i) have been duly authorized and validly issued and are fully paid, non-assessable and, except for the Company Preferred Shares, not subject to preemptive rights or similar rights created by statute, the Company Certificate of Incorporation, the Company’s By-Laws or any Company Contract, and (ii) have been offered, sold, issued and delivered by the Company in compliance with all applicable Laws, including federal and state securities Laws, in all material respects. There are no declared or accrued but unpaid dividends with respect to any Company Capital Shares.

(b) (i) Except for the Company’s Second Amended and Restated Long-Term Incentive Plan and 2005 Long-Term Incentive Plan, each as amended to date (the “Company Equity Incentive Plans”), neither the Company nor any of its Subsidiaries has ever adopted, sponsored or maintained any stock option plan or any other plan providing for issuance of equity to any Person. The Company Equity Incentive Plans were duly authorized, approved and adopted by the Company Board and the Stockholders. The Company had reserved for issuance to Employees of, and consultants to, the Company and its Subsidiaries 5,000,000 Company Common Shares under the Company Equity Incentive Plans, of which, prior to the Agreement Date and the actions taken in accordance with Section 4.9 hereof, (i) 3,290,175 Company Common Shares were issuable upon the exercise of outstanding unexercised options (the “Company Options”), and (ii) 820,200 Company Common Shares were available for grant but had not yet been granted. All outstanding Company Options were offered, issued and delivered by the Company in compliance with all applicable Laws, in all material respects, and in compliance with the terms and conditions of the Company Equity Incentive Plans. As of the Agreement Date, the Company has delivered to Parent and Merger LLC a schedule setting forth for each previously outstanding Company Option, the name of the holder of such option, the domicile address of such holder on record with the Company, the date of grant or issuance of such option, the number of Company Common Shares subject to such option, the exercise price of such option and the vesting schedule for such option, it being understood that all Company Options were cancelled prior to the Agreement Date.

(ii) As of the Agreement Date, the Company has an outstanding warrant (the “Company Warrant”) for the purchase of an aggregate of 200,000 Company Common Shares. The Company Warrant has been offered, issued and delivered by the Company in compliance with all applicable Laws, in all material respects. Schedule 2.6(b)(ii) sets forth for the Company Warrant, the name of the holder of such Company Warrant, the address of such holder on record with the Company, the date of grant or issuance of such Company Warrant, the number of Company Common Shares subject to such Company Warrant and the exercise price of such Company Warrant.

(iii) Except for the Company Options, Company Warrant, the Restricted Stock Units referenced in Section 2.6(b)(iv), and as set forth on Schedule 2.6(b)(ii), there are no Company Stock Rights or Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Capital Shares or any capital stock or equity or other ownership interest of any Subsidiary or obligating the Company or any Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such Company Stock Right. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any of its Subsidiaries.

(iv) The Company Board approved and adopted the Carbon Nanotechnologies, Inc. 2007 Restricted Stock Unit Plan (the “RSU Plan”) on March 21, 2007, a correct and complete copy of which, together with the allocation schedule thereto, has been provided to Parent. The RSU Plan was duly authorized, approved and adopted by the Company Board. As of the Agreement Date, the Company has outstanding Restricted Stock Units under the RSU Plan for an aggregate of 3,101,500 Company Common Shares and has outstanding 350,000 Restricted Stock Units that are issued outside of the Plan. All Restricted Stock Units issued outside of the RSU Plan have been offered, issued and delivered by the Company in compliance with all applicable Laws, in all material respects. The Company has delivered to Parent and Merger LLC a schedule setting forth for each outstanding Restricted Stock Unit, the name of the holder of such Restricted Stock Unit, the domicile address of such holder on record with the Company, the date of grant or issuance of such Restricted Stock Unit, and the number of Company Common Shares subject to such Restricted Stock Unit.

(c) There are no (i) voting trusts, proxies, or other Contracts or understandings with respect to the voting of any stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party, by which the Company or any of its Subsidiaries is bound, or of which the Company has knowledge, or (ii) Contracts or understandings to which the Company or any of its Subsidiaries is a party, by which the Company or any of its Subsidiaries is bound, or of which the Company has knowledge relating to the registration, sale or transfer (including Contracts relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any Company Capital Shares. The holders of Company Capital Shares, Company Options and Company Warrant have been or will be properly given, or shall have properly waived, any required notice prior to the Merger.

2.7 Company Financial Statements and Internal Controls.

(a) Schedule 2.7 sets forth (i) the audited consolidated balance sheets and the related audited consolidated statements of operations, stockholders equity and cash flows of the Company and its Subsidiaries for the fiscal years ended December 31, 2004 and December 31, 2005, and (ii) the unaudited consolidated balance sheet and the related unaudited consolidated statements of operations, stockholders equity and cash flows of the Company and its Subsidiaries as of December 31, 2006 (the balance sheet included therein at December 31, 2006 being the “Company Balance Sheet”, and December 31, 2006 being the “Balance Sheet Date”) (the financial statements referred to in items (i) and (ii) referred to collectively as the “Company Financial Statements”). The Company Financial Statements are accurate and complete in all material respects and have been prepared in accordance with generally accepted accounting principles effective in the United States (“GAAP”) applied on a basis consistent throughout the periods indicated and consistent with each other, except for the absence of footnotes. The Company Financial Statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the dates and during the periods indicated therein, subject to normal year-end adjustments, which are not material in amount or significance and such other adjustments described in Schedule 2.7.

(b) The Company and each of its Subsidiaries has in place systems and processes that, taking into account the stage of development of the Company, are designed to provide reasonable assurances regarding the reliability in all material respects of the Company Financial Statements.

(c) To the Company’s knowledge, no Employee has provided information to any Governmental Entity regarding the commission of any crime or the violation of any Law by the Company, any of its Subsidiaries or an Employee in his or her capacity as such.

(d) The Company has in place a revenue recognition policy consistent in all material respects with GAAP.

2.8 Liabilities.

(a) Except as set forth on Schedule 2.8(a), neither the Company nor any of its Subsidiaries has (i) any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected as a liability in Company Financial Statements in accordance with GAAP), that (A) exceeds $25,000 in the aggregate for all such items and (B) has not (x) been reflected in the Company Balance Sheet or (y) arisen in the ordinary course of business since the Balance Sheet Date, or (ii) any “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act).

(b) Schedule 2.8(b) lists all accounts payable of the Company as of the Balance Sheet Date, which is accurate and complete in all material respects. All accounts payable of the Company and its Subsidiaries as of the Balance Sheet Date required to be reflected on the Company Financial Statements are reflected on the Company Financial Statements. All accounts payable of the Company and its Subsidiaries that arose after the Balance Sheet Date have been recorded on the accounting books and records of the Company. All outstanding accounts payable of the Company and its Subsidiaries represent valid obligations arising from bona fide purchases of assets or services, which assets or services have been delivered to the Company or its Subsidiaries. The Company and its Subsidiaries have each paid all of its accounts payable in the ordinary course of business and has not delayed or renegotiated payment of, or refused to pay, any of its accounts payable, except consistent with its past practices.

(c) Neither the Company nor any Subsidiary has, at any time, (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against it, any bankruptcy petition or similar filing, (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets, (iv) admitted in writing its inability to pay its debts as they become due, or (v) been convicted of, or pleaded guilty or no contest to, any felony.

(d) Neither the Company nor any Subsidiary is a party to any Contract whereby it has guaranteed or otherwise agreed to cause, insure or become liable for, or pledged any of its assets to secure, the performance or payment of, any obligation or other liability of any Person (other than the Company or a Subsidiary).

(e) Neither the Company nor any Subsidiary is insolvent.

2.9 Absence of Certain Changes. Except as contemplated by the Transactions, since the Balance Sheet Date through the Agreement Date there has not been, occurred or arisen any:

(a) transaction by the Company or any of its Subsidiaries in any amount in excess of $25,000 individually or $75,000 in the aggregate, except in the ordinary course of business;

(b) amendments or changes to the Company Certificate of Incorporation or comparable organizational documents of any of its Subsidiaries;

(c) capital expenditure or capital commitment by the Company or any of its Subsidiaries in any amount in excess of $25,000 in any individual case or $75,000 in the aggregate, except in the ordinary course of business;

(d) payment, discharge or satisfaction, in any amount in excess of $25,000 in any one case, or $75,000 in the aggregate, of any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise of the Company or any of its Subsidiaries), other than payments, discharges or satisfactions in the ordinary course of business of liabilities reflected or reserved against in the Company Balance Sheet;

(e) destruction of, damage to or loss of any material assets, business or Customer (whether or not covered by insurance);

(f) concerted work stoppage, labor strike or, to the Company’s knowledge, any action, suit, claim, or grievance relating to any labor, employment or safety matter involving the Company or any of its Subsidiaries, including charges of wrongful discharge, discrimination, wage and hour violations, or other unlawful labor or employment practices or actions;

(g) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or any of its Subsidiaries;

(h) revaluation by the Company or any of its Subsidiaries of any of their assets, including the writing off of notes or accounts receivable, except in the ordinary course of business in an amount less than $25,000 individually or $75,000 in the aggregate;

(i) (x) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Shares or Subsidiary Securities, or any direct or indirect redemption, purchase or other acquisition by the Company or any Subsidiary of any Company Capital Shares or Subsidiary Securities, other than repurchases of Company Capital Shares from Employees, consultants or other Persons performing services for the Company pursuant to Contracts under which the Company has the option to repurchase such shares at cost upon the termination of employment or other services, (y) any split, combination or reclassification of any Company Capital Shares, or (z) any issuance or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for, any Company Capital Shares or Subsidiary Securities;

(j) increase in the salary or other compensation payable or to become payable by the Company or any of its Subsidiaries to any of their Employees, consultants, contractors, or advisors, including the modification of any existing compensation or equity arrangements with such individuals (including any repricing of any Company Options (other then to the extent required to comply with Section 409A of the Code), Company Warrant or any amendment of any vesting terms related thereto held by such individuals), or the declaration, payment or commitment or obligation of any kind for the payment by the Company or any Subsidiary of a bonus or other additional salary or compensation to any such Person;

(k) involuntary terminations of Employees, it being understood that termination of Employees by reason of death or disability, with poor performance ratings or for cause shall not constitute a violation of this Section 2.9(k);

(l) (i) grant of any severance or termination pay to any Employee, except payments made pursuant to written Contracts outstanding on the Agreement Date and as disclosed in the Disclosure Schedule, (ii) adoption or amendment of any employee benefit plan or severance plan, or (iii) entering into any employment contract (other than any employment contract required under applicable Law), extension of any employment offer, payment or Contract to pay any bonus or special remuneration to any Employee, except payments made pursuant to written Contracts outstanding on the Agreement Date;

(m) except in the ordinary course of business, (i) entering into of any Company Contract (including any strategic alliance, joint development or joint marketing agreement or any loan agreement or instrument), or (ii) any termination, extension, amendment or modification of the material terms of any Company Contract or any waiver, release or assignment of any material rights or claims thereunder;

(n) sale, lease or other disposition of any of the material properties of the Company or any of its Subsidiaries, or creation of any Lien in such properties;

(o) loan by the Company or any Subsidiary to any Person, incurrence by the Company or any of its Subsidiaries of any indebtedness for borrowed money, guarantee by the Company or any of its Subsidiaries of any such indebtedness, issuance or sale of any debt securities of the Company or any of its Subsidiaries or purchase of or guaranteeing of any debt securities of others, except for advances to Employees for travel and business expenses in the ordinary course of business;

(p) waiver or release of any material right or claim of the Company or any of its Subsidiaries, including any write-off or other compromise of any account receivable of the Company, except in the ordinary course of business;

(q) commencement, or written notice or, to the Company’s knowledge, threat of commencement, of any lawsuit or proceeding against or investigation of the Company or any of its Subsidiaries or their affairs, or commencement or settlement of any litigation by the Company or any of its Subsidiaries;

(r) (i) transfer or sale by the Company or any of its Subsidiaries of any rights to the Company Intellectual Property or the entering into of any license agreement (other than non-exclusive end-user license agreements entered into by the Company in the ordinary course of business that do not include any rights with respect to source code), distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Company Intellectual Property with any Person, (ii) purchase or other acquisition of any material Intellectual Property or entering into of any material license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Intellectual Property of any Person (other than off-the-shelf shrink-wrap, click-through or similar licenses for commercially available software), (iii) material change in pricing or royalties set or charged by the Company or any of its Subsidiaries to its Customers or in pricing or royalties set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries (other than off-the-shelf shrink-wrap, click-through or similar licenses for commercially available software, in each case with no recurring license fee), or (iv) entering into, or material amendment of, any Contract with respect to the development of any Intellectual Property by, with or for any Person;

(s) Contract, or material modification to any Contract, pursuant to which any Person was granted marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any products, services or technology of the Company or any of its Subsidiaries, other than reseller agreements in the ordinary course of business;

(t) except as set forth in Schedule 2.6(b), issuance, grant, delivery or sale (or authorization of the same) by the Company or any Subsidiary of any Company Capital Shares, any Company Options, any Company Warrant, any other Company Stock Right or any Subsidiary Securities;

(u) event, occurrence, change, effect or condition of any character, which individually or in the aggregate, has had or reasonably would be expected to have a Company Material Adverse Effect; or

(v) Contract by the Company or any of its Subsidiaries to do any of the things described in the preceding clauses (a) through (u) (other than the incurrence of any Transaction Expenses).

2.10 Restrictions on Business Activities. Except as set forth on Schedule 2.10, there is no Company Contract (non-competition or other) or judgment, injunction, order or decree to which the Company or any of its Subsidiaries is a party or subject or which is otherwise binding upon the Company or any of its Subsidiaries or any of their property, that has had or would reasonably be expected to have the effect of prohibiting, impairing or limiting any business or business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries, the conduct of business by the Company or any of its Subsidiaries, or otherwise limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person, in each case in any material respect whether arising as a result of a change in control of the Company or any of its Subsidiaries or otherwise. Without limiting the generality of the foregoing and except as set forth in Schedule 2.10, neither the Company nor any of its Subsidiaries has (i) entered into any Contract under which the Company or any of its Subsidiaries is restricted from selling, licensing, manufacturing or otherwise distributing any of its technology or products or from providing services to Customers or potential Customers or any class of Customers, in any geographic area, during any period of time, or in any segment of the market or (ii) granted any Person exclusive rights to sell, license, manufacture or otherwise distribute any of the Company’s or any Subsidiary’s technology or products in any geographic area or with respect to any Customers or potential Customers or any class of Customers during any period of time or in any segment of the market.

2.11 Real Property; Leases.

(a) None of the real property used or occupied by the Company or any of its Subsidiaries, in each case, together with all build out, fixtures and improvements created thereon (“Company Real Property”), is owned by the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries ever owned any real property. All of the Company Real Property is leased or subleased by the Company or one of its Subsidiaries, or the Company or one of its Subsidiaries has an interest in such Company Real Property pursuant to a warehousing, license or occupancy agreement.

(b) Schedule 2.11(b) lists all leases, subleases and other Contracts pursuant to which the Company and each of its Subsidiaries derives its rights in the Company Real Property (the “Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses, the date of such Lease and each amendment thereto.

(c) Each Lease is valid, binding and enforceable in accordance with its terms in all material respects, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity. There does not exist under any Lease any material default by the Company or any of its Subsidiaries or, to the Company’s knowledge, by any other Person, or any event that, with or without notice or lapse of time or both, would constitute a material default by the Company or any of its Subsidiaries or, to the Company’s knowledge, by any other Person. The Company has made available to Parent complete copies of all Leases, including all amendments and Contracts related thereto, and the Leases constitute the entire agreement between the Company or any of its Subsidiaries and each landlord or sublandlord with respect to the Company Real Property. All rent and other charges currently due and payable under the Leases have been paid, except for liabilities reflected or reserved against in the Company Balance Sheet.

(d) The Company or one of its Subsidiaries is the holder of the tenant’s interest under the Leases and has not assigned the Leases or subleased all or any portion of the premises leased thereunder. Neither the Company nor any of its Subsidiaries has made any material alterations, additions or improvements to the premises leased under the Leases that are required to be removed at the termination of the applicable Lease term. The Company or one of its Subsidiaries owns, or holds leasehold interest in, all trade fixtures, equipment and personal property located in the premises leased under the Leases and the landlords thereunder have no Lien thereon or claim thereto, except as may be provided in the Leases.

2.12 Assets; Absence of Liens.

(a) The Company and each of its Subsidiaries has good and valid title to, or, in the case of Company Real Property and leased properties and assets, valid leasehold interests in, all of its material tangible properties, used or held for use in its business, free and clear of any Liens, except as reflected in the Company Financial Statements or on Schedule 2.12(a). The Company does not have any equipment leases.

(b) All facilities, machinery, equipment, fixtures, vehicles, and other tangible properties owned, leased or used by the Company or any of its Subsidiaries (i) are adequate for the conduct of the business of the Company and its Subsidiaries as currently conducted in all material respects, and (ii) are in good operating condition, subject to normal wear and tear, and reasonably fit and usable for the purposes for which they are being used.

2.13 Intellectual Property.

(a) Schedule 2.13(a) lists: (i) all Company Registered Intellectual Property; (ii) all hardware products and tools, software and firmware products and tools and services that are currently sold, offered for sale or under development by the Company and any Subsidiary; and (iii) all licenses (in and out), sublicenses and other agreements to which the Company and any Subsidiary is a party and pursuant to which the Company or any Subsidiary or any other Person is authorized to use any of the Company Intellectual Property or exercise any rights with respect thereto, other than (x) “shrink wrap” end user licenses and similar generally available commercial binary code end user licenses that are not used for software development or in any software, products or services provided by the Company to customers and (y) limited licenses to customers to do research and development with and evaluation of, Company’s products.

(b) Following the Closing Date, the Surviving Company will be permitted to exercise all of the Company’s or any Subsidiary’s rights under any license, sublicense or other agreement to which the Company or any Subsidiary is a party or otherwise bound relating to any of the Company Intellectual Property to the same extent the Company and each Subsidiary would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than fees, royalties or payments which the Company or any Subsidiary would otherwise have been required to pay had the transactions contemplated by this Agreement not occurred. Except as set forth in Schedule 2.13(b), neither the Company nor any Subsidiary is obligated to provide any consideration (whether financial or otherwise) to any third party, nor is any third party otherwise entitled to any consideration, with respect to any exercise of rights by the Company or any Subsidiary or the Surviving Company, as successor to the Company, in the Company Intellectual Property.

(c) To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiary in the conduct of the business of the Company and its Subsidiary as it is currently conducted and is currently proposed to be conducted, including all products and services currently planned or under development, does not directly infringe any issued U.S. patent claims of another Person that the Company believes it could not obtain a license to or would not be invalidated by a court of competent jurisdiction. To the Company’s knowledge, there are no claims, or threatened claims: (i) challenging the validity, enforceability or ownership by the Company or any Subsidiary of any of the Company Intellectual Property or (ii) of infringement by the Company or any Subsidiary of any Intellectual Property right of any Person. To the Company’s knowledge, there are no legal or governmental proceedings, including interference, re-examination, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Intellectual Property, other than review of pending patent and trademark applications, and neither the Company nor any Subsidiary is aware of any information indicating that such proceedings are threatened or contemplated by any Governmental Entity or any other Person. To the Company’s knowledge, there is no confirmed unauthorized use, infringement, or misappropriation of any Company Intellectual Property by any third party, employee or former employee, except it is understood that third parties may be infringing issued patents controlled (owned or exclusively licensed to) by the Company or any Subsidiary.

(d) The Company and each Subsidiary has taken commercially reasonable measures consistent with industry standards to protect the proprietary nature of Company Intellectual Property and to maintain in confidence all trade secrets and confidential information owned or Used by the Company and each Subsidiary.

2.14 Product Warranties; Defects; Liabilities; Services.

(a) Each product manufactured, sold, licensed, leased or made available by the Company or any Subsidiary (the “Company Products”) is in material conformity in all material respects with the specifications for such Company Product, all applicable contractual commitments and all applicable express and implied warranties. To the Company’s knowledge, neither the Company nor any Subsidiary has any material liability or obligation for replacement or repair thereof or other damages in connection therewith except liabilities or obligations for replacement or repair incurred in the ordinary course of business. No Company Product is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, license or lease or imposed by applicable Law. Schedule 2.14 includes a copy of the standard terms and conditions of sale, license, or lease for each of the Company Products.

(b) All services provided by the Company or any of its Subsidiaries to any Person (“Services”) are being and were performed in conformity in all material respects with the terms and requirements of all applicable warranties and other Company Contracts and with all applicable Laws in all material respects. There is no written claim pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries relating to any Services.

2.15 Company Contracts.

(a) Schedule 2.15(a) sets forth each Company Contract in the following categories (to the extent that any such Company Contracts are not Immaterial Contracts):

(i) any fidelity or surety bond or completion bond;

(ii) any Contract of indemnification or guaranty to any Person, except for indemnification obligations that arise from (a) standard terms and conditions for the sale of Company Products and (b) license contracts that were disclosed pursuant to Section 2.13 above;

(iii) any Contract containing any covenant limiting the freedom of the Company or any Subsidiary to engage in any line of business or in any geographic territory or to compete with any Person, or which grants to any Person any exclusivity to any geographic territory, any Customer, or any product or service;

(iv) any Contract relating to capital expenditures and involving future payments in excess of $25,000;

(v) any Contract relating to the disposition of assets or any interest in any business enterprise outside the ordinary course of business or any Contract relating to the acquisition of assets or any interest in any business enterprise outside the ordinary course of business;

(vi) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or the extension of credit;

(vii) any unpaid or unperformed purchase order or customer or supplier contract (including for services) involving $25,000 or more;

(viii) any dealer, distribution, joint marketing, development, content provider, destination site or merchant Contract;

(ix) any joint venture, partnership, strategic alliance or other Contract involving the sharing of profits, losses, costs or liabilities with any Person or any development, data-sharing, marketing, resale, distribution or similar arrangement relating to any product or service;

(x) any Contract pursuant to which the Company or any Subsidiary has granted or may be obligated to grant in the future, to any Person, a source code license or option or other right to Use or acquire source code, including any Contracts which provide for source code escrow arrangements;

(xi) any Contract pursuant to which the Company or any Subsidiary has advanced or loaned any amount to any Stockholder of the Company or any director, Employee, or consultant thereof or of any Subsidiary, other than business expense advances in the ordinary course of business;

(xii) any Contract pursuant to which products or services are provided to a federal Governmental Entity;

(xiii) any licenses, sublicenses and other agreements pursuant to which any Person (other than the Company or a Subsidiary) is authorized to Use any of the Company Intellectual Property or exercise any rights with respect thereto;

(xiv) any Contract that would entitle any Person to receive a license or any other right to Intellectual Property of Parent or any of Parent’s Affiliates following the Effective Time; or

(xv) any Contract pursuant to which the Company agreed to provide “most favored nation” pricing or others terms and conditions to any Person with respect to the Company’s sale, distribution, license or support of any Company Products or Services.

(b) Each Company Contract required to be listed in Schedule 2.15(a) is in full force and effect and is valid, binding and enforceable in accordance with its terms in all material respects, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights and by general principles of equity. The Company and each of its Subsidiaries are in compliance in all material respects with and are not in material breach, violation or default under, or received written notice that they have materially breached, violated or defaulted under, any of the terms or conditions of any such Company Contract, nor does the Company have knowledge of any event or occurrence that would constitute such a material breach, violation or default (with or without the lapse of time, giving of notice or both) or knowledge of any default by any third party. The Company has made available to Parent accurate and complete copies of all Company Contracts required to be listed on Schedule 2.15(a).

2.16 Change of Control Payments. There are no plans, Contracts or arrangements of the Company or any Subsidiary of the Company pursuant to which any amounts may become payable (whether currently or in the future including upon any future end of employment) to Employees as a result of or in connection with the Merger.

2.17 Interested Party Transactions.

(a) Except as set forth in Schedule 2.17, no officer, director or Affiliate of the Company or any of its Subsidiaries (nor any spouse or immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an economic interest), has directly or indirectly, (i) an economic interest in any Person which furnished or sold, or furnishes or sells, services or products that the Company or any Subsidiary has furnished or sold or furnishes or sells, or (ii) an economic interest in any Person that purchases from or sells or furnishes to, the Company or any Subsidiary, any goods or services or (iii) a beneficial interest in any Company Contract; provided, however, that ownership of no more than 5% of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any entity” for purposes of this Section 2.17.

(b) There are no receivables of the Company or any Subsidiary owed by any Employee of or consultant to the Company or any Subsidiary (or any spouse or immediate family member of any such Persons, or any trust, partnership, or corporation in which any of such Persons has an economic interest), other than advances in the ordinary and usual course of business for reimbursable business expenses (as determined in accordance with the Company’s established employee reimbursement policies and consistent with past practice). None of the Company’s Stockholders has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or liability of the Company or any Subsidiary.

2.18 Compliance with Laws. The Company and each of its Subsidiaries is in compliance with and is not in violation of any Law, except for such instances of noncompliance or violations which individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary has received any written notice from any Governmental Entity or any other Person regarding any actual or alleged violation of, or failure to comply with, any Law.

2.19 Litigation. There is no action, suit or proceeding of any nature pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, any of their respective properties or any of their respective current Employees in their capacity as such. There is no investigation pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, any of their respective properties or any of their respective current Employees in their capacity as such by or before any Governmental Entity. No Governmental Entity has at any time in writing challenged or questioned the legal right of the Company or any Subsidiary to conduct its operations as presently or previously conducted and none of the Company, its Subsidiaries or their properties is subject to any order of a Governmental Entity that materially impairs the Company’s or such Subsidiary’s ability to operate.

2.20 Insurance. Schedule 2.20 lists all insurance policies and fidelity bonds covering the properties, business, operations and Employees of the Company, any of its Subsidiaries or any Affiliate thereof. There is no claim by the Company or any of its Subsidiaries or any Affiliate thereof pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. As of the Agreement Date, there is no pending claim that is reasonably expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and the Company, its Subsidiaries and its Affiliates are otherwise in material compliance with the terms of such policies and bonds. The Company has no knowledge of a threatened termination of, or premium increase with respect to, any of such policies.

2.21 Minute Books; Records. The corporate minutes of the Company and its Subsidiaries made available to counsel for Parent contain complete and accurate records of all material actions taken, and summaries of all meetings held, by the Stockholders and the board of directors of the Company and its Subsidiaries (and any committees thereof) since the time of incorporation of the Company and each Subsidiary, as the case may be. The books, records and accounts of the Company are true, complete and correct in all material respects, and are stated in reasonable detail and accurately and fairly reflect in all material respects the material transactions and dispositions of the assets of the Company.

2.22 Environmental Matters.

(a) Neither the Company nor any of its Subsidiaries has: (i) operated any underground storage tanks at any property that the Company or any Subsidiary has at any time owned, operated, occupied or leased; or (ii) released any substance that has been designated by any Governmental Entity or by applicable federal, state, local or foreign law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including without limitation PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the federal Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (a “Hazardous Material”), but excluding office and janitorial supplies properly and safely maintained. No Hazardous Materials are present, as a result of the actions of the Company or any Subsidiary, or, to the Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any Subsidiary has at any time owned, operated, occupied or leased.

(b) Neither the Company nor any of its Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law, rule, regulation, treaty or statute promulgated by any Governmental Entity, nor has the Company or any of its Subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to as “Hazardous Materials Activities”) in violation of any law, rule, regulation, treaty or statute promulgated by any Governmental Entity to prohibit, regulate or control Hazardous Materials or any Hazardous Materials Activity.

(c) Neither the Company nor any Subsidiary holds any environmental approvals, permits, licenses, clearances and consents (the “Environmental Permits”) and such Environmental Permits are not necessary for the conduct of their respective Hazardous Material Activities, if any, or any other business as such activities and business are currently being conducted and as currently proposed to be conducted.

(d) No action, proceeding, investigation, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Company’s knowledge, threatened, concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is aware of any fact or circumstance which could involve the Company or any Subsidiary in any environmental litigation or impose upon the Company or any Subsidiary any environmental liability.

(e) The Company has not agreed to indemnify or hold harmless any Person with respect to any environmental liability, or to assume any environmental compliance obligations of any person or entity.

2.23 Brokers’ and Finders’ Fees. Neither the Company nor any of its Subsidiaries has incurred, or will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any of the other Transactions other than as disclosed on Schedule 2.23, and all such disclosed fees, commissions or other charges shall be paid or otherwise satisfied in full by the Company prior to the Merger.

2.24 Employee Benefit Plans.

(a) Schedule. Schedule 2.24(a) sets forth each Company Employee Plan. Neither the Company nor any of its Subsidiaries has any stated plan, intention or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan (except to the extent required by Law or to conform any such Company Employee Plan to the requirements of any applicable Law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan.

(b) Documents. The Company has previously made available to Parent: (i) correct and complete copies of each Company Employee Plan, including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three most recent annual reports (including Series 5500 and all schedules thereto), if any, required under ERISA or the Code, or any similar Laws of other jurisdictions applicable to the Company or its Subsidiaries, in connection with each Company Employee Plan or related trust; (iv) if any Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, with respect to each Company Employee Plan; (vi) all determination, opinion, notification and advisory letters and rulings from the IRS or any similar Governmental Entity having jurisdiction over the Company or its Subsidiaries relating to Company Employee Plans and copies of any correspondence regarding actual or potential audits or investigations to or from the IRS, DOL or any other Governmental Entity with respect to any Company Employee Plan; (vii) all material written agreements and contracts relating to each Company Employee Plan, including fidelity or ERISA bonds, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all material communications to any Employee relating to any Company Employee Plan and any proposed Company Employee Plans, in each case relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company and which are not reflected in the current summary plan description and plan document; (ix) all material forms and notices relating to the provision of post-employment continuation of health coverage; (x) all policies pertaining to fiduciary liability insurance covering the fiduciaries of each Company Employee Plan; and (xi) all discrimination and qualification tests, if any, for each Company Employee Plan for the most recent plan year.

(c) Employee Plan Compliance. (i) The Company and each Subsidiary has performed all material obligations required to be performed by it under each Company Employee Plan and each Company Employee Plan has been established and maintained in material compliance with its terms and all applicable Law, including ERISA and the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter or opinion letter from the IRS with respect to such Company Employee Plan as to its qualified status under the Code, or has a period of time remaining under applicable Treasury regulations or IRS pronouncements in which to apply for and obtain such a letter, and all required amendments to such Company Employee Plans have been made on a timely basis; (iii) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of the Company, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or fiduciary thereto or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to the Company, any of its Subsidiaries, Parent or any of its ERISA Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by the IRS or DOL or any other similar Governmental Entity having jurisdiction over the Company or its Subsidiaries with respect to any Company Employee Plan; (vii) all annual reports and other filings required by the DOL or IRS or any similar Governmental Entity having jurisdiction over the Company or its Subsidiaries have been timely made, including the filing of all Form 5500s with respect to all Company Employee Plans; (viii) neither the Company nor any of its Subsidiaries nor any ERISA Affiliate is subject to any material penalty or Tax with respect to any Company Employee Plan under Section 501(i) of ERISA, Section 4975 through 4980D of the Code or any similar Laws of other jurisdictions applicable to the Company or its Subsidiaries and (ix) no Company Employee Plan is sponsored or maintained by any Co-Employer.

(d) Plan Status. None of the Company, any Subsidiary or any ERISA Affiliate now, or has ever, maintained, established, sponsored, participated in, or contributed to, any pension plan which is subject to Title IV of ERISA or Section 412 of the Code. Neither the Company nor any ERISA Affiliate has incurred, nor do they reasonably expect to incur, any liability with respect to any transaction described in Section 4069 of ERISA. No Company Employee Plan is a “multiple employer plan” as defined in Section 210 of ERISA.

(e) Multiemployer Plans. At no time has the Company, any Subsidiary or any ERISA Affiliate contributed to or been requested to contribute to any “multiemployer plan”, as defined in Section 3(37) of ERISA.

(f) No Post-Employment Obligations. No Company Employee Plan provides, nor does the Company or any Subsidiary have any liability to provide, life insurance, medical or other employee welfare benefits to any Employee upon or after his or her retirement or termination of employment for any reason, except as may be required by Law, and neither the Company nor any Subsidiary has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon or after their retirement or termination of employment, except to the extent required by Law.

(g) 409A. Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated in good faith compliance with Section 409A of the Code and guidance promulgated thereunder, including all withholding and reporting requirements thereof.

(h) Funding of Plans. With respect to each Company Employee Plan for which a separate fund of assets is or is required to be maintained, full and timely payment has been made of all amounts required of the Company and its Subsidiaries, under the terms of each such Company Employee Plan or applicable law, as applied through the Closing Date. The current value of the assets of each such Company Employee Plan, as of the end of the most recently ended plan year of that Company Employee Plan, equals or exceeded the current value of all benefits liabilities under that Company Employee Plan.

(i) Effect of Transaction. The execution and delivery by the Company of this Agreement and other Transaction Agreements to which the Company is a party, and the consummation of the Transactions, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under any Company Employee Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

2.25 Employment Matters. The Company and its Subsidiaries make the following representations in respect of their respective Employees.

(a) As of the Agreement Date, the Company has delivered to Parent and Merger LLC a schedule setting forth, with respect to each current Employee of the Company and its Subsidiaries (including any employee who is on a leave of absence, sick leave, disability leave or on layoff status subject to recall) (i) the name of such employee and the date as of which such employee was originally hired by the Company or any of its Subsidiaries, and whether the employee is on active or inactive status; (ii) such employee’s title; (iii) such employee’s compensation as of the Agreement Date, including annualized base salary, vacation or paid time off accrual amounts, bonus or commission potential, severance pay potential, and any other cash compensation forms; (iv) whether such employee is not fully available to perform work because of disability or other leave and, if applicable, the anticipated date of return to full service; (v) whether such employee is employed by the Company or one of its Subsidiaries, and if by a Subsidiary, the name of the Subsidiary; and (vi) the Company or Subsidiary facility at which such employee is deemed to be located.

(b) As of the Agreement Date, the Company has delivered to Parent and Merger LLC a schedule setting forth a list of individuals who are currently performing services for the Company or any of its Subsidiaries and are classified as “consultants” or “independent contractors” and the respective compensation of each such “consultant” or “independent contractor”. All consulting and independent contractor agreements have been made available to Parent and such consultants and independent contractors are listed on Schedule 2.25(b). Any Persons now engaged by the Company or any of its Subsidiaries as independent contractors, rather than employees, have been properly classified as such, are not entitled to any compensation or benefits to which regular, full-time employees are entitled, and have been engaged in accordance with all applicable Laws in all material respects, except for such instances of misclassification, noncompliance or violations which individually or in the aggregate have not and would not reasonably be expected to have a Company Material Adverse Effect.

(c) The Company and its Subsidiary have not entered into any Employment Agreement with any Employees.

(d) (i) As of the Agreement Date, none of the current Employees have given the Company or any of its Subsidiaries written notice terminating his or her employment with the Company or any of its Subsidiaries, or terminating his or her employment upon a sale of, or business combination relating to, the Company or any Subsidiary or in connection with the Transactions; (ii) neither the Company nor any Subsidiary has a present intention to terminate the employment of any current Employee which termination will, or would reasonably be expected to have, a material adverse effect in any way on the Company’s business or operations; (iii) to the Company’s knowledge, no current Employee has received, or is currently considering, an offer to join a business that likely would be competitive with the Company’s or any Subsidiary’s business; (iv) to the Company’s knowledge, no current Employee, consultant or contractor is a party to or is bound by any employment contract, patent disclosure agreement, noncompetition agreement, any other restrictive covenant or other contract with any Person, or subject to any judgment, decree or order of any court or administrative agency, any of which has, or would reasonably be expected to have, a material adverse effect in any way on (A) the performance by such Person of any of his or her duties or responsibilities for the Company or any Subsidiary, or (B) the Company’s business or operations; (v) to the Company’s knowledge, no current Employee, contractor or consultant is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Employee, contractor or consultant to be employed or retained by the Company or any Subsidiary, as the case may be; and (vi) neither the Company nor any Subsidiary is engaged in any dispute or litigation with an Employee regarding Intellectual Property matters.

(e) Neither the Company nor any of its Subsidiaries is party to or bound by any union contract, collective bargaining agreement or similar Contract. Neither the Company nor any of its Subsidiaries knows of any activities or proceedings of any labor union to organize any Employees.

(f) Each Employee has been, and each current Employee currently is, properly classified under the Fair Labor Standards Act of 1938, as amended, and under any applicable Law, except for such instances of misclassification, noncompliance or violations which individually or in the aggregate have not and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is delinquent to, or has failed to pay, any of its Employees, consultants or contractors for any wages (including overtime), salaries, commissions, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals. Neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(g) (i) Neither the Company nor any of its Subsidiaries is liable for any severance pay, bonus compensation, acceleration of payment or vesting of any equity interest, or other payments (other than accrued salary, vacation, or other paid time off in accordance with the Company’s and the Subsidiaries’ policies) to any Employee arising from the termination of employment under any benefit or severance policy, practice, Contract, plan, program of the Company or any Subsidiary, applicable Law or otherwise; and (ii) as a result of or in connection with the Transactions, the Company will not have (A) any liability that exists or arises, or may be deemed to exist or arise, under any Company or any of its Subsidiaries’ benefit or severance policy, practice, Contract, plan or program, including severance pay, bonus compensation or similar payment, or (B) to accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any Employee.

(h) The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws and Contracts respecting employment, employment practices, employee benefits, terms and conditions of employment, immigration matters, labor matters, and wages and hours, in each case, with respect to its current Employees. Neither the Company nor any of its Subsidiaries has any obligation to pay any amount or provide any benefit to any former Employee, other than obligations (i) for which the Company has established a reserve for such amount on the Company Balance Sheet and (ii) pursuant to Contracts entered into after the Balance Sheet Date and listed on Schedule 2.25(h).

(i) There are no claims pending or, to the Company’s knowledge, threatened, before any Governmental Entity by any Employees for compensation, pending severance benefits, vacation time, vacation pay or pension benefits, or, to the Company’s knowledge, any other claim threatened or pending before any Governmental Entity (or any state “referral agency”) from any Employee or any other Person arising out of the Company’s or any Subsidiary’s status as employer, whether in the form of claims for employment discrimination, harassment, retaliation, unfair labor practices, grievances, wrongful discharge, breach of contract, tort, unfair competition or otherwise. In addition, to the Company’s knowledge, there are no pending or threatened claims or actions against the Company or any of its Subsidiaries under any workers compensation policy.

(j) The employment of each of the employees of the Company or any of its Subsidiaries is “at will” and the Company and each such Subsidiary does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees.

2.26 Tax Matters.

(a) The Company and each Subsidiary of the Company have timely filed all material Tax Returns required to be filed. The Company and each Subsidiary of the Company have timely paid (or the Company has paid on behalf of) to the appropriate Governmental Entity all Taxes due and payable (whether or not such Taxes were shown as due on such Tax Returns) except for those Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Company Financial Statements in accordance with GAAP. All Tax Returns filed by the Company and the Subsidiaries of the Company were complete and correct in all material respects, and such Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities, status and other matters of the Company and the Subsidiaries of the Company and any other information required to be shown thereon. Neither the Company nor any Subsidiary of the Company has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), in (i) any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder. There are no material Liens for Taxes upon any of the Company’s or any Subsidiary’s assets, other than Liens or for Taxes that are being contested in good faith.

(b) None of the Tax Returns filed by the Company or any Subsidiary, or Taxes paid or payable by the Company or any Subsidiary of the Company, is currently the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by any Governmental Entity. In addition, no deficiencies for any Taxes have been proposed, asserted, threatened or assessed in writing against the Company or any Subsidiary of the Company for which the Company has not established adequate reserves.

(c) Neither the Company nor any Subsidiary of the Company is currently the beneficiary of any extension of time within which to file any Tax Return, and neither the Company nor any Subsidiary has waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) Neither the Company nor any Subsidiary of the Company is a party to any Contract, arrangement or plan (including the Company Stock Rights) that has resulted or will result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code. None of the shares of outstanding capital stock of the Company or any Subsidiary of the Company is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(e) Neither the Company nor any Subsidiary of the Company is, or has been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Within the past six years, neither the Company nor any Subsidiary of the Company has been either a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction that was described in, or intended to qualify as a Tax-free transaction pursuant to, Section 355 of the Code. Neither the Company nor any Subsidiary of the Company has made or agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Tax law) by reason of a change in accounting method or otherwise, and will not be required to make such an adjustment as a result of the Transactions. Neither the Company nor any Subsidiary of the Company has participated in an international boycott as defined in Section 999 of the Code. Neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any interests in an entity that is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “controlled foreign corporation” within the meaning of Section 957 of the Code. The Company and its Subsidiaries have disclosed on their federal income Tax returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(f) Neither the Company nor any Subsidiary of the Company is a party to any Tax sharing agreement or similar arrangement (including an indemnification agreement or arrangement regarding Taxes) with any party other than the Company and its Subsidiaries. Neither the Company nor any Subsidiary of the Company has ever been a member of a group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes (other than a group the common parent of which is the Company), and neither the Company nor any Subsidiary has any material liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax law), or as a transferee or successor, or by contract, or otherwise. No closing agreement pursuant to section 7121 of the Code (or any other provision of state, local or foreign Tax law), private letter ruling, technical advice memorandum, or similar agreement or ruling has been entered into, received, or requested by or with respect to the Company or any of its Subsidiaries.

(g) The unpaid Taxes of the Company and its Subsidiaries (including, but not limited to, any Taxes that Company and its Subsidiaries may be liable for as a result of the transactions contemplated in this Agreement, which shall include any transaction that is described as a condition to Closing, such as, but not limited to, the C Sixty Asset Purchase described in Section 6.2(q)) did not, as of the Balance Sheet Date, exceed the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and tax income) as shown on the Company Balance Sheet, and will not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the reasonable past custom and practice of the Company and its Subsidiaries in filing Tax Returns. Neither the Company nor any Subsidiary of the Company will incur any liability for Taxes from the Balance Sheet Date through the Closing Date other than in the ordinary course of business or pursuant to the Transactions.

(h) No claim has ever been made in writing by a Tax Authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company or any Subsidiary of the Company or may be subject to Tax in that jurisdiction.

(i) The Company has made available to Parent correct and complete copies of all Tax Returns filed by the Company and its Subsidiaries since December 31, 1999.

(j) Since the Balance Sheet Date, there has not been any material change in any method of Tax accounting or any making of a material Tax election or material change of an existing election by the Company or any Subsidiary of the Company.

(k) Each of the Company and its Subsidiaries has withheld all material amounts required by Law or Contract to be withheld from the wages, salaries or other payments to (i) Employees of or consultants to the Company or any of its Subsidiaries and (ii) any other third party. Such withheld amounts were either duly paid to the appropriate Governmental Entity or set aside in accounts for such purpose.

(l) Neither the Company nor any Subsidiary of Company will be required to include any material amount in taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any sale reported on the installment method that occurred prior to the Closing Date, or any taxable income attributable to any amount that is economically accrued prior to the Closing Date.

(m) Neither Company nor any Subsidiary of Company has taken any action or has any knowledge of any fact or circumstance that is reasonably likely to cause the transactions contemplated hereby, including the merger, from qualifying as a reorganization with the meaning of Section 368 of the Code.

2.27 Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries (including any of their officers or directors) has taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder.

2.28 Governmental Authorization. No consent, license, permit, grant or other authorization has been issued to the Company, any of its Subsidiaries or any Employee by a Governmental Entity (i) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of its properties or (ii) which is required for the operation of its business as currently conducted or the holding of any such interest (collectively, the “Company Authorizations”). No Company Authorizations are required to permit the Company and each of its Subsidiaries to operate or conduct its business as currently conducted or to hold any interest in its properties or assets. Neither the Company nor any Subsidiary is in violation of any material term of any Company Authorization.

2.29 Government Funding. The Company has not applied for or received any financial assistance from any Governmental Entity.

2.30 Representations Exclusive. Except for the representations and warranties expressly set forth in this Article II or any certificates furnished by the Company or an officer of the Company pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representations or warranties on behalf of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER LLC

Parent and Merger LLC represent and warrant to the Company, subject to such exceptions as are set forth in the disclosure schedule dated as of the Agreement Date and delivered herewith to the Company (the “Parent Disclosure Schedule”), as follows:

3.1 Organization of Parent and Merger LLC. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger LLC has the full power and authority to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to be material to Parent or Merger LLC or Parent’s or Merger LLC’s ability to consummate the Transactions to which they are a party in a timely manner.

3.2 Authority. Each of Parent and Merger LLC has all requisite power and authority to enter into this Agreement and the other Transaction Agreements to which it is a party and to consummate the Transactions. The Parent Board has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and the stockholders of Parent, (ii) approved the Transaction Agreements to which it is or will be a party and the Transactions, including the Merger, and (iii) recommended that the stockholders of Parent adopt and approve this Agreement, the Escrow Agreement and the Transactions, including the Merger. The execution and delivery of this Agreement and the other Transaction Agreements to which Parent or Merger LLC is a party and the consummation of the Transactions have been duly authorized by all necessary action on the part of Parent and Merger LLC, subject only to the approval of this Agreement and the Merger by the stockholders of Parent. The approvals by the Parent Board have not been revoked, rescinded or amended. This Agreement has been, and each of the other Transaction Agreements to which Parent or Merger LLC is a party will be at the Closing, duly executed and delivered by Parent and Merger LLC and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than Parent and Merger LLC), this Agreement constitutes, and in the case of the other Transaction Agreements they will at Closing constitute, valid and binding obligations of Parent and Merger LLC, enforceable against each of Parent and Merger LLC in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.3 No Conflict. The execution and delivery by Parent and Merger LLC of this Agreement and the other Transaction Agreements to which either is a party, and the consummation of the Transactions, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or By-Laws of Parent or organizational documents of Merger LLC, (ii) any material contract to which Parent or Merger LLC is a party or to which they or any of their respective properties or assets (whether tangible or intangible) is subject or bound, or (iii) any Law applicable to Parent or Merger LLC or any of their respective properties (whether tangible or intangible) or assets, except, in the case of (ii) or (iii), for such conflicts, violations or defaults as would not individually or in the aggregate reasonably be expected to be material to Parent or Merger LLC or Parent’s or Merger LLC’s ability to consummate the Transactions to which they are a party in a timely manner.

3.4 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity, is required by or with respect to Parent or Merger LLC in connection with the execution and delivery of this Agreement and the other Transaction Agreements by Parent and Merger LLC or the consummation by Parent and Merger LLC of the transactions contemplated hereby or thereby except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such consents, approvals, order, authorizations, registrations, declarations, filings and notices as may be required under applicable securities Laws and (iii) such other filings, authorizations, consents and approvals that if not obtained or made would not reasonably be expected to be material to Parent or Merger LLC or Parent’s or Merger LLC’s ability to consummate the Transactions to which they are a party in a timely manner.

3.5 Subsidiaries. Except for Merger LLC, Parent does not have any Subsidiaries, and Parent is not, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity.

3.6 Capitalization.

(a) The authorized capital stock of Parent consists of: 8,111,000 Parent Common Shares, of which 3,397,000 shares are issued and outstanding as of the Agreement Date and 2,889,000 Parent Preferred Shares, of which (i) 2,889,000 shares are designated as Parent Series A Preferred Stock, all of which are issued and outstanding as of the Agreement Date. Upon filing of the Restated Parent Certificate of Incorporation, the authorized capital stock of Parent will consist of: 25,000,000 Parent Common Shares, of which 3,733,000 shares will be issued and outstanding and 10,673,252 Parent Preferred Shares, of which (i) 5,000,000 shares are designated as Parent Series A Preferred Stock, none of which are issued and outstanding, and (ii) 5,673,252 shares will be designated as Parent Series B Preferred Stock, all of which shares will be issued and outstanding. The outstanding Parent Capital Shares, including all shares subject to Parent’s right of repurchase, are held of record and beneficially by the Persons with the addresses on record with Parent and in the amounts set forth on Schedule 3.6(a). All outstanding Parent Capital Shares (i) have been duly authorized and validly issued and are fully paid, non-assessable and, except for the Parent Preferred Shares, not subject to preemptive rights or similar rights created by statute, the Parent Certificate of Incorporation, Parent By-Laws or any Parent Contract, and (ii) have been offered, sold, issued and delivered by Parent in compliance with all applicable Laws, including federal and state securities Laws, in all material respects. There are no declared or accrued but unpaid dividends with respect to any Parent Capital Shares.

(b) (i) Except for Parent’s Stock Option/Stock Issuance Plan (the “Parent Equity Incentive Plan”), Parent has not adopted, sponsored or maintained any stock option plan or any other plan providing for issuance of equity to any Person. The Parent Equity Incentive Plan has been duly authorized, approved and adopted by Parent Board and the stockholders of Parent and are in full force and effect. Parent has reserved for issuance to employees of, and consultants to, Parent 1,102,500 Parent Common Shares under the Parent Equity Incentive Plan, of which, as of the Agreement Date, (i) 98,000 Parent Common Shares are issuable upon the exercise of outstanding unexercised options (the “Parent Options”), and (ii) 1,004,500 Parent Common Shares are available for grant but have not yet been granted. All outstanding Parent Options have been offered, issued and delivered by Parent in compliance with all applicable Laws, in all material respects, and in compliance with the terms and conditions of Parent Equity Incentive Plans. Schedule 3.6(b) sets forth for each outstanding Parent Option, the name of the holder of such option, the domicile address of such holder on record with Parent, the date of grant or issuance of such option, the number of Parent Common Shares subject to such option, the exercise price of such option, the vesting schedule for such option, including the extent to which such option is vested as of the Agreement Date and whether and to what extent the exercisability or vesting of such option will be accelerated and become exercisable or vested as a result of the Merger.

(ii) Except for Parent Options and as set forth on Schedule 3.6(b), there are no Parent Stock Rights or Contracts to which Parent or Merger LLC are a party or by which Parent or Merger LLC are bound obligating Parent or Merger LLC to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Parent Capital Shares or any ownership interest in Merger LLC or obligating Parent or Merger LLC to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such Parent Stock Right. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to Parent or Merger LLC.

(c) Except as set forth on Schedule 3.6(c), there are no (i) voting trusts, proxies, or other Contracts or understandings with respect to the voting of any stock of Parent or ownership interests of Merger LLC to which Parent or Merger LLC are a party, by which Parent or Merger LLC are bound, or of which Parent has knowledge, or (ii) Contracts or understandings to which Parent or Merger LLC are a party, by which Parent or Merger LLC are bound, or of which Parent has knowledge relating to the registration, sale or transfer (including Contracts relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any Parent Capital Shares. The holders of Parent Capital Shares, Parent Options and Parent Warrants have been or will be properly given, or shall have properly waived, any required notice prior to the Merger.

(d) Except for the Parent Options and as set forth on Schedule 3.6(b), there are no Parent Stock Rights or Contracts to which Parent is a party or by which the Parent is bound obligating Parent to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Parent Capital Shares or obligating the Parent to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such Parent Stock Right. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to Parent.

3.7 Parent Financial Statements and Internal Controls.

(a) Schedule 3.7 sets forth (i) the balance sheets and the related statements of operations, stockholders equity and cash flows of Parent as included in the audited consolidated balance sheets and the related statements of operations, stockholders equity and cash flows of Arrowhead for the fiscal years ended September 30, 2005 and September 30, 2006, (the balance sheet included therein at September 30, 2006 being the “Parent Balance Sheet”) (the financial statements referred to in item (i) and (ii), the “Parent Financial Statements”), and (ii) the audited consolidated balance sheets and the related unaudited statements of operations, stockholders equity and cash flows of Arrowhead for the fiscal years ended September 30, 2005 and September 30, 2006, and (iii) the unaudited consolidated balance sheet and the related unaudited consolidated statement of operations, stockholders equity and cash flows of Arrowhead for the fiscal quarter ended December 31, 2006. The Parent Financial Statements are accurate and complete in all material respects and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other, except for the absence of footnotes. The Parent Financial Statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent as of the dates and during the periods indicated therein, subject to normal year-end adjustments, which are not material in amount or significance and such other adjustments described in Schedule 3.7.

(b) Parent has in place systems and processes that, taking into account the stage of development of Parent, are designed to provide reasonable assurances regarding the reliability in all material respects of the Parent Financial Statements.

(c) To Parent’s knowledge, no employee has provided information to any Governmental Entity regarding the commission of any crime or the violation of any Law by Parent or an employee of Parent in his or her capacity as such.

(d) Parent has in place a revenue recognition policy consistent in all material respects with GAAP.

3.8 Liabilities. Except as set forth on Schedule 3.8, Parent and Merger LLC do not have (i) any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected as a liability in the Parent Financial Statements in accordance with GAAP), that (A) exceeds $25,000 in the aggregate for all such items and (B) has not (x) been reflected in the Parent Balance Sheet or (y) arisen in the ordinary course of business since the Balance Sheet Date, or (ii) any “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act). Neither Parent nor Merger LLC is insolvent.

3.9 Real Property; Leases.

(a) None of the real property used or occupied by Parent or Merger LLC, in each case, together with all build out, fixtures and improvements created thereon (“Parent Real Property”), is owned by Parent or Merger LLC, nor has Parent or Merger LLC ever owned any real property. All of the Parent Real Property is leased or subleased by Parent or an Affiliate of Parent, or Parent or an Affiliate of Parent has an interest in such Parent Real Property pursuant to a warehousing, license or occupancy agreement.

(b) Schedule 3.9(b) lists all leases, subleases and other Contracts pursuant to which Parent and Merger LLC derive their rights in Parent Real Property (the “Parent Leases”), including, with respect to each such Parent Lease, the identity of the landlord or sublandlord, the addresses, the date of such Parent Lease and each amendment thereto.

(c) Each Parent Lease is valid, binding and enforceable in accordance with its terms in all material respects, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity. There does not exist under any Parent Lease any material default by Parent or Merger LLC or, to Parent’s knowledge, by any other Person, or any event that, with or without notice or lapse of time or both, would constitute a material default by Parent or Merger LLC or, to Parent’s knowledge, by any other Person. Parent has made available to the Company complete copies of all Parent Leases, including all amendments and Contracts related thereto, and the Parent Leases constitute the entire agreement between Parent or its Affiliate and each landlord or sublandlord with respect to Parent Real Property. To the knowledge of Parent, all rent and other charges currently due and payable under the Parent Leases have been paid, except for liabilities reflected or reserved against in Parent Balance Sheet.

(d) Neither Parent nor Merger LLC has made any material alterations, additions or improvements to the premises leased under the Parent Leases that are required to be removed at the termination of the applicable Parent Lease term.

3.10 Assets; Absence of Liens.

(a) Parent and Merger LLC have good and valid title to all of their material tangible properties, used or held for use in their business, free and clear of any Liens, except as reflected in Parent Financial Statements or on Schedule 3.10(a). The validity of the leasehold interests in the Parent Real Property is as described in the forms, reports, schedules, statements and other documents required to be filed by Arrowhead under the Exchange Act or the Securities Act (collectively, the “SEC Documents”).

(b) All facilities, machinery, equipment, fixtures, vehicles, and other tangible properties owned, leased or used by Parent or Merger LLC (i) are adequate for the conduct of the business of Parent as currently conducted in all material respects, and (ii) are in good operating condition, subject to normal wear and tear, and reasonably fit and usable for the purposes for which they are being used.

3.11 Intellectual Property.

(a) Schedule 3.11(a) lists: (i) all Parent Registered Intellectual Property; (ii) all hardware products and tools, software and firmware products and tools and services that are currently sold, offered for sale or under development by Parent; and (iii) all licenses (in and out), sublicenses and other agreements to which Parent is a party and pursuant to which Parent or any other Person is authorized to use any of Parent Intellectual Property or exercise any rights with respect thereto, other than “shrink wrap” end user licenses and similar generally available commercial binary code end user licenses that are not used for software development or in any software, products or services provided by Parent to customers.

(b) To the knowledge of Parent, the use of Parent Intellectual Property by Parent in the conduct of the business of Parent as it is currently conducted and is currently proposed to be conducted, including all products and services currently planned or under development, does not directly infringe any issued U.S. patent claims of another Person that Parent believes it could not obtain a license to or would not be invalidated by a court of competent jurisdiction. Except as set forth in Schedule 3.11(b), to Parent’s knowledge, there are no claims, or threatened claims: (i) challenging the validity, enforceability or ownership by Parent of any of Parent Intellectual Property or (ii) of infringement by Parent of any Intellectual Property right of any Person. To Parent’s knowledge, there are no legal or governmental proceedings, including interference, re-examination, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Parent Intellectual Property, other than review of pending patent and trademark applications, and Parent is not aware of any information indicating that such proceedings are threatened or contemplated by any Governmental Entity or any other Person. To Parent’s knowledge, there is no unauthorized use, infringement, or misappropriation of any Parent Intellectual Property by any third party, employee or former employee, except it is understood that third parties may be infringing issued patents controlled (owned or exclusively licensed to) by Parent.

(c) Parent has taken commercially reasonable measures consistent with industry standards to protect the proprietary nature of Parent Intellectual Property and to maintain in confidence all trade secrets and confidential information owned or Used by Parent.

3.12 Parent Contracts.

(a) Schedule 3.12(a) sets forth each Parent Contract in the following categories (to the extent that any such Parent Contracts are not Immaterial Contracts):

(i) any fidelity or surety bond or completion bond;

(ii) any Contract of indemnification or guaranty to any Person;

(iii) (iii) any Contract containing any covenant limiting the freedom of Parent or Merger LLC to engage in any line of business or in any geographic territory or to compete with any Person, or which grants to any Person any exclusivity to any geographic territory, any Customer, or any product or service;

(iv) any Contract relating to the disposition of assets or any interest in any business enterprise outside the ordinary course of business or any Contract relating to the acquisition of assets or any interest in any business enterprise outside the ordinary course of business;

(v) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or the extension of credit;

(vi) any unpaid or unperformed purchase order or customer or supplier contract (including for services) involving $25,000 or more;

(vii) any dealer, distribution, joint marketing, development, content provider, destination site or merchant Contract;

(viii) any joint venture, partnership, strategic alliance or other Contract involving the sharing of profits, losses, costs or liabilities with any Person or any development, data-sharing, marketing, resale, distribution or similar arrangement relating to any product or service;

(ix) any Contract pursuant to which Parent or Merger LLC have granted or may be obligated to grant in the future, to any Person, a source code license or option or other right to Use or acquire source code, including any Contracts which provide for source code escrow arrangements;

(x) any Contract pursuant to which Parent or Merger LLC have advanced or loaned any amount to any stockholder of Parent or any director, employee, or consultant thereof or of Merger LLC, other than business expense advances in the ordinary course of business;

(xi) any Contract pursuant to which products or services are provided to a federal Governmental Entity;

(xii) any licenses, sublicenses and other agreements pursuant to which any Person (other than Parent or Merger LLC) is authorized to Use any of Parent Intellectual Property or exercise any rights with respect thereto or Parent Uses any Intellectual Property of another Person; or

(xiii) any Contract pursuant to which Parent agreed to provide “most favored nation” pricing or others terms and conditions to any Person with respect to Parent’s sale, distribution, license or support of any Parent Products or Services.

(b) Each Parent Contract required to be listed in Schedule 3.12(a) is in full force and effect and is valid, binding and enforceable in accordance with its terms in all material respects, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights and by general principles of equity. Parent and Merger LLC are in compliance in all material respects with and are not in material breach, violation or default under, or received written notice that they have materially breached, violated or defaulted under, any of the terms or conditions of any such Parent Contract, nor does Parent have knowledge of any event or occurrence that would constitute such a material breach, violation or default (with or without the lapse of time, giving of notice or both) or knowledge of any default by any third party. Parent has made available to the Company accurate and complete copies of all Parent Contracts required to be listed on Schedule 3.12(a).

3.13 Interested Party Transactions. Except as set forth in Schedule 3.13:

(a) No officer, director or Affiliate of Parent or Merger LLC (nor any spouse or immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an economic interest), directly or indirectly, (i) an economic interest in any Person which furnished or sold, or furnishes or sells, services or products that Parent or Merger LLC has furnished or sold or furnishes or sells, or (ii) an economic interest in any Person that purchases from or sells or furnishes to, Parent or Merger LLC, any goods or services or (iii) a beneficial interest in any Parent Contract; provided, however, that ownership of no more than 5% of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any entity” for purposes of this Section 3.11.

(b) There are no receivables of Parent or Merger LLC owed by any employee of or consultant to Parent (or any spouse or immediate family member of any such Persons, or any trust, partnership, or corporation in which any of such Persons has an economic interest), other than advances in the ordinary and usual course of business for reimbursable business expenses (as determined in accordance with the Parent’s established employee reimbursement policies and consistent with past practice). None of the stockholders of Parent has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or liability of Parent or Merger LLC.

3.14 Compliance with Laws. Parent and Merger LLC are in compliance with and are not in violation of any Law, except for such instances of noncompliance or violations which individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor Merger LLC has received any written notice from any Governmental Entity or any other Person regarding any actual or alleged violation of, or failure to comply with, any Law.

3.15 Litigation. There is no material action, suit or proceeding of any nature pending or, to the knowledge of Parent, threatened, against Parent or Merger LLC or any of their respective properties and neither Parent nor Merger LLC is subject to any outstanding order of any Governmental Entity that, in either case, would be reasonably likely, individually or in the aggregate, to (a) prevent or materially delay the consummation of the Merger, (b) otherwise prevent or materially delay performance by Parent or Merger LLC of any of their material obligations under this Agreement, or (c) which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, properties, liabilities, obligations, financial condition, operations or results of operations of Parent and its subsidiaries on a consolidated basis.

3.16 Insurance. Schedule 3.16 lists all insurance policies and fidelity bonds covering the properties, business, operations and employees of Parent or Merger LLC. There is no claim by Parent or Merger LLC or any Affiliate thereof pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. As of the Agreement Date, there is no pending claim that is reasonably expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and Parent, Merger LLC and their Affiliates are otherwise in material compliance with the terms of such policies and bonds. Parent has no knowledge of a threatened termination of, or premium increase with respect to, any of such policies.

3.17 Minute Books; Records. The corporate minutes of Parent made available to counsel for the Company contain complete and accurate records of all material actions taken, and summaries of all meetings held, by the stockholders and the board of directors of Parent (and any committees thereof) since the time of incorporation of Parent. The books, records and accounts of Parent are true, complete and correct in all material respects, and are stated in reasonable detail and accurately and fairly reflect in all material respects the material transactions and dispositions of the assets of Parent.

3.18 Environmental Matters.

(a) Neither Parent nor Merger LLC has: (i) operated any underground storage tanks at any property that Parent or Merger LLC has at any time owned, operated, occupied or leased; or (ii) released any Hazardous Materials, excluding office and janitorial supplies properly and safely maintained. No Hazardous Materials are present, as a result of the actions of Parent or Merger LLC, or, to Parent’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Parent or Merger LLC has at any time owned, operated, occupied or leased.

(b) Neither Parent nor Merger LLC has engaged in Hazardous Materials Activities in violation of any law, rule, regulation, treaty or statute promulgated by any Governmental Entity to prohibit, regulate or control Hazardous Materials or any Hazardous Materials Activity.

(c) Parent and Merger LLC currently hold Environmental Permits necessary for the conduct of their respective Hazardous Material Activities, if any, and any other business as such activities and business are currently being conducted and as currently proposed to be conducted.

(d) No action, proceeding, investigation, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to Parent’s knowledge, threatened, concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Parent or Merger LLC. Neither Parent nor Merger LLC is aware of any fact or circumstance which could involve Parent or Merger LLC in any environmental litigation or impose upon Parent or Merger LLC any environmental liability.

(e) Parent has not agreed to indemnify or hold harmless any Person with respect to any environmental liability, or to assume any environmental compliance obligations of any person or entity.

3.19 Employee Benefit Plans.

(a) Employee Plan and Compliance. The Parent Employee Plans provided to the employees of Parent are described in the SEC Documents and except as set forth in the SEC Documents, (i) all material obligations required to be performed under the Parent Employee Plans have been performed, (ii) each Parent Employee Plan has been established and maintained in material compliance with its terms and all applicable Law, including ERISA and the Code, (iii) there are no actions, suits or claims pending, or, to the knowledge of Parent, threatened or anticipated (other than routine claims for benefits) against any Parent Employee Plan or fiduciary thereto or against the assets of any Parent Employee Plan, and (iv) to the extent a separate fund of assets is or is required to be maintained, full and timely payment has been made under the terms of each such Parent Employee Plan or applicable law. Neither Parent nor Merger LLC has any stated plan, intention or commitment to establish any new Parent Employee Plan, to modify any Parent Employee Plan (except to the extent required by Law or to conform any such Parent Employee Plan to the requirements of any applicable Law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Parent Employee Plan.

(b) Plan Status. None of Parent, Merger LLC or any ERISA Affiliate now, or has ever, maintained, established, sponsored, participated in, or contributed to, any pension plan which is subject to Title IV of ERISA or Section 412 of the Code. Neither Parent nor any ERISA Affiliate has incurred, nor do they reasonably expect to incur, any liability with respect to any transaction described in Section 4069 of ERISA. No Parent Employee Plan is a “multiple employer plan” as defined in Section 210 of ERISA.

(c) Multiemployer Plans. At no time has Parent, Merger LLC or any ERISA Affiliate contributed to or been requested to contribute to any “multiemployer plan”, as defined in Section 3(37) of ERISA.

(d) 409A. Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated in good faith compliance with Section 409A of the Code and guidance promulgated thereunder, including all withholding and reporting requirements thereof.

(e) Effect of Transaction. Except as set forth on Schedule 3.19(e), the execution and delivery by Parent of this Agreement and other Transaction Agreements to which Parent is a party, and the consummation of the Transactions, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under any Parent Employee Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of Parent.

3.20 Tax Matters. Except as set forth on Schedule 3.20:

(a) Parent and Merger LLC have timely filed all material Tax Returns required to be filed. Parent and Merger LLC have timely paid (or Parent has paid on behalf of) to the appropriate Governmental Entity all Taxes due and payable (whether or not such Taxes were shown as due on such Tax Returns) except for those Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in Parent Financial Statements in accordance with GAAP. All Tax Returns filed by Parent and Merger LLC were complete and correct in all material respects, and such Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities, status and other matters of Parent and Merger LLC and any other information required to be shown thereon. Neither Parent nor Merger LLC has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), in (i) any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder. There are no material Liens for Taxes upon any of Parent’s or Merger LLC’s assets, other than Liens or for Taxes that are being contested in good faith.

(b) None of the Tax Returns filed by Parent or Merger LLC, or Taxes paid or payable by Parent or Merger LLC, is currently the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by any Governmental Entity. In addition, no deficiencies for any Taxes have been proposed, asserted, threatened or assessed in writing against Parent or Merger LLC for which Parent has not established adequate reserves.

(c) Neither Parent nor Merger LLC is currently the beneficiary of any extension of time within which to file any Tax Return, and neither Parent nor Merger LLC has waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) Neither Parent nor Merger LLC is a party to any Contract, arrangement or plan (including Parent Stock Rights) that has resulted or will result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code. None of the shares of outstanding capital stock of Parent or the outstanding interests in Merger LLC is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(e) Neither Parent nor Merger LLC is, or has been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Within the past six years, neither Parent nor Merger LLC has been either a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction that was described in, or intended to qualify as a Tax-free transaction pursuant to, Section 355 of the Code. Neither Parent nor Merger LLC has made or agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Tax law) by reason of a change in accounting method or otherwise, and will not be required to make such an adjustment as a result of the Transactions. Neither Parent nor Merger LLC has participated in an international boycott as defined in Section 999 of the Code. Neither Parent nor Merger LLC owns, directly or indirectly, any interests in an entity that is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “controlled foreign corporation” within the meaning of Section 957 of the Code. Parent and Merger LLC have disclosed on their federal income Tax returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(f) Neither Parent nor Merger LLC is a party to any Tax sharing agreement or similar arrangement (including an indemnification agreement or arrangement regarding Taxes) with any party other than Parent and Merger LLC. Neither Parent nor Merger LLC has ever been a member of a group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes (other than a group the common parent of which is Parent), and neither Parent nor Merger LLC has any material liability for the Taxes of any Person (other than Parent or Merger LLC) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax law), or as a transferee or successor, or by contract, or otherwise. No closing agreement pursuant to section 7121 of the Code (or any other provision of state, local or foreign Tax law), private letter ruling, technical advice memorandum, or similar agreement or ruling has been entered into, received, or requested by or with respect to Parent or Merger LLC.

(g) The unpaid Taxes of Parent and Merger LLC did not, as of the Balance Sheet Date, exceed the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and tax income) as shown on Parent Balance Sheet, and will not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the reasonable past custom and practice of Parent and Merger LLC in filing Tax Returns. Neither Parent nor Merger LLC will incur any liability for Taxes from the Balance Sheet Date through the Closing Date other than in the ordinary course of business or pursuant to the Transactions.

(h) No claim has ever been made in writing by a Tax Authority in a jurisdiction where Parent or Merger LLC does not file Tax Returns that Parent or Merger LLC or may be subject to Tax in that jurisdiction.

(i) Parent has made available to the Company correct and complete copies of all Tax Returns filed by Parent and Merger LLC since December 31, 2005.

(j) Since the Balance Sheet Date, there has not been any material change in any method of Tax accounting or any making of a material Tax election or material change of an existing election by Parent or Merger LLC.

(k) Each of Parent and Merger LLC has withheld all material amounts required by Law or Contract to be withheld from the wages, salaries or other payments to (i) Employees of or consultants to Parent or Merger LLC and (ii) any other third party. Such withheld amounts were either duly paid to the appropriate Governmental Entity or set aside in accounts for such purpose.

(l) Neither Parent nor Merger LLC will be required to include any material amount in taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any sale reported on the installment method that occurred prior to the Closing Date, or any taxable income attributable to any amount that is economically accrued prior to the Closing Date.

(m) Neither Parent nor Merger LLC has taken any action or has any knowledge of any fact or circumstance that is reasonably likely to cause the transactions contemplated hereby, including the merger, from qualifying as a reorganization with the meaning of Section 368 of the Code.

3.21 Foreign Corrupt Practices Act. Neither Parent nor Merger LLC (including any of their officers or directors) has taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder.

3.22 Governmental Authorization. Schedule 3.22 lists each consent, license, permit, grant or other authorization issued to Parent, Merger LLC or any employee by a Governmental Entity (i) pursuant to which Parent or Merger LLC currently operates or holds any interest in any of its properties or (ii) which is required for the operation of its business as currently conducted or the holding of any such interest (collectively, the “Parent Authorizations”), except where the failure to hold such consent, license, permit, grant or other authorization would not be reasonably expected to have a Parent Material Adverse Effect. Parent is using its reasonable efforts to obtain all Parent Authorizations required to permit Parent and Merger LLC to operate or conduct their business in all material respects as currently conducted or to hold any interest in its properties or assets. Neither Parent nor Merger LLC is in violation of any material term of any Parent Authorization.

3.23 Brokers’ and Finders’ Fees. Neither Parent nor Merger LLC has incurred, or will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any of the other Transactions.

3.24 Operations of Merger LLC. Merger LLC was formed solely by Parent for the purpose of engaging in the transactions contemplated hereby and has not (i) engaged in any business activities; (ii) conducted any operations other than in connection with the transactions contemplated hereby; or (iii) incurred any liabilities other than in connection with the transactions contemplated hereby.

3.25 Parent Preferred Shares. The Parent Preferred Shares to be issued as the Merger Consideration and exchanged for Company Capital Shares in the Merger will, at the Effective Time, be duly authorized, validly issued, fully paid and nonassessable and, except as otherwise set forth on Schedule 3.25, are not subject to any preemptive rights or other subscription rights.

ARTICLE IV

CERTAIN COVENANTS

4.1 Conduct of Business of the Company and Subsidiaries.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time (the “Interim Period”), the Company will (except to the extent that Parent shall otherwise consent in writing), and will cause each Subsidiary to:

(i) conduct its business in the ordinary course of business and usual manner, except as expressly permitted by this Agreement;

(ii) make expenditures in accordance and consistent with the past practices of the Company or the Subsidiary, as applicable;

(iii) make any change in the terms of any Company Employee Plan (other than with respect to termination);

(iv) issue, grant, deliver or sell, or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Capital Shares, Subsidiary Securities, Company Stock Rights, Restricted Stock Units or Company Warrants, except for the issuance of Company Capital Shares upon conversion or exercise, as applicable, of the Company Preferred Shares and the Company Warrants and upon exercise of Company Stock Rights outstanding on the Agreement Date, or amend any of the terms (including the vesting of) any Company Options, any Company Warrants, Restricted Stock Units or any other Company Stock Right;

(v) reprice, extend the term of, or otherwise modify any Company Stock Rights or accelerate the vesting of any Company Stock Right or Company Restricted Stock Unit, unless otherwise required by the express terms of such agreements or rights as in effect on the Agreement Date; and

(vi) use its best efforts to preserve intact the business of the Company and its Subsidiaries and preserve its relationships with Customers, suppliers, distributors, licensors, licensees, and third parties having business dealings with it, all with the goal of preserving its goodwill and ongoing businesses at the Effective Time.

4.2 Access to Information. During the Interim Period, each party shall provide to each other party and its authorized accountants, legal counsel, and other representatives reasonable and timely access during reasonable times to personnel, advisors, books, Contracts and records of such party as such other party may reasonably request. During the Interim Period, each party agrees to provide such other party and its authorized accountants, legal counsel, and other representatives copies of internal financial statements in the ordinary course of business promptly upon request. All requests for access to the personnel, advisors, books, Contracts and records of such party or any other information shall be submitted or directed to the chief financial officer of such party.

4.3 Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement, dated as of January 15, 2007 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and shall apply to any information provided to Parent or its accountants, legal counsel or other representatives in accordance with Section 4.2.

4.4 Consents. During the Interim Period, the Company shall promptly apply for or otherwise seek and use its commercially reasonable efforts to promptly obtain all consents and approvals required to be obtained by it in connection with the Transactions, including all consents, waivers, or approvals under any of the Company Contracts in order to preserve the benefits thereunder for the Surviving Company and otherwise in connection with the Transactions and from any Governmental Entity.

4.5 Public Disclosure. During the Interim Period, except as contemplated by this Agreement or as otherwise required by Law (including applicable securities Laws) or by regulatory authority, no disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement shall be made by any party hereto (other than disclosures to Stockholders in connection with the approval of this Agreement or other than any filing by any Affiliate of Parent or the Company with the SEC or other Governmental Entity or as required by applicable Law) unless approved by Parent and the Company prior to release; provided that such approval shall not be unreasonably withheld. Notwithstanding the immediately preceding sentence, in the event that Parent or the Company, or any of their respective Affiliates, is required by Law or any listing or trading agreement to make any such disclosure, such party shall notify the other party prior to making such disclosure and shall use its reasonable efforts to give the other party an opportunity to comment on such disclosure.

4.6 Notification of Certain Matters. During the Interim Period, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of, and promptly deliver supplemental information reasonably requested by Parent or the Company, as the case may be, explaining (i) the occurrence or non-occurrence of any event which is likely to cause any representation or warranty of the Company, on the one hand, or Parent or Merger LLC, on the other hand, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any failure of the Company or Parent, as applicable, to comply with or satisfy in any material respect any covenant or condition to be complied with or satisfied by it under this Agreement and (iii) any event, condition, fact or circumstance that would reasonably be expected to make any of the conditions set forth in Article VI incapable of timely satisfaction. None of the foregoing notices or supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or any certificate or other documents delivered hereunder.

4.7 Tax Matters.

(a) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Transactions shall be paid or caused to be paid by Parent when due, and Parent will file or cause to be filed all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other such Taxes and fees; provided that Parent shall be indemnified under the terms of Article VII (subject to the conditions and limitations therein) for the amount of such Taxes and fees.

(b) Tax Sharing Agreements. Any Tax sharing agreement between the Stockholders and any of the Company and any Subsidiary of the Company or between the Company and any of its Subsidiaries shall be terminated as of the Closing Date and shall have no further effect for any taxable year (whether the current year, a future year, or a past year).

(c) Straddle Period Taxes. For purposes of this Agreement, whenever it is necessary to determine the liability for Taxes of the Company (or Surviving Company, as applicable) and its Subsidiaries for a portion of a Straddle Period: (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, such Tax shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days during the Straddle Period that are in the Pre-Signing Tax Period or the Post-Signing Tax Period, as applicable, and the denominator of which is the number of days in the entire Straddle Period; and (ii) all other Taxes for the Pre-Signing Tax Period or Post-Signing Tax Period, as the case may be, shall be determined by assuming that for purposes of the Pre-Signing Tax Period, the Company and its Subsidiaries had a taxable year or period that ended at the close of the Agreement Date and for purposes of the Post-Signing Tax Period, the Surviving Company and its Subsidiaries had a taxable year or period that began as of the day immediately following the Agreement Date.

(d) FIRPTA. Immediately prior to the Closing, the Stockholder Representative shall deliver to Parent a statement duly executed by an officer of the Company, in a form reasonably satisfactory to Parent, that the Company Capital Shares are not “U.S. real property interests” in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3). If Parent does not receive the statement described above by the Closing Date, Parent or Merger LLC shall be permitted to withhold from the payments to be made pursuant to this

Agreement any required withholding Tax under Section 1445 of the Code. Promptly after the Closing, the Company shall (i) provide notice to the Internal Revenue Service, in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2), that it has provided Parent with such statement and (ii) furnish Parent with a copy of such notice, provided however that in no event shall the Company provide notice to the Internal Revenue Service as described in clause (i) more than 30 days after the Closing Date.

(e) Tax Contests. Notwithstanding any of the foregoing, any Tax audit or other Tax contest relating to the Surviving Company that constitutes a third-party claim shall be governed by Section 7.4.

(f) Tax Cooperation. During the Interim Period, the Company agrees to cooperate with Parent and provide any factual information requested by Parent that is reasonably necessary for Parent to determine the limitations, if any, on the Company’s tax carryforwards under Sections 382, 383 and 384 of the Code or any similar provision of Law of any other jurisdiction applicable to the Company or its Subsidiaries. In furtherance of the foregoing, and without limiting the generality of the foregoing, the Company agrees that, on or before the Closing Date, it will use its commercially reasonable efforts to provide to Parent the following information: (i) any information known to the Company regarding the ownership of the equity of the Company from the time the Company was formed through the Agreement Date (including any capitalization tables, option tables or redemption tables known to the Company with respect to the equity of the Company showing the ownership of Company stock or options, the dates any such stock or options were issued or transferred, and the prices and (if applicable) strike prices at which any such stock or options were issued), (ii) any information known to the Company regarding any relationships between or among the Stockholders, (iii) any valuation-type spreadsheets, memoranda, offering documents, resolutions of the Company Board, or similar materials of the Company that have been prepared by or for the Company in connection with any stock offerings, option issuances, changes in option pricing or redemptions, if any, and (iv) any written analysis known to the Company that has been conducted regarding whether there is any limitation on its Tax carryforwards under the foregoing Code sections. Further, during the Interim Period, the Company and its Subsidiaries, Parent and Merger LLC shall reasonably cooperate, and shall cause their respective affiliates, officers, employees, agents, auditors and other representatives to reasonably cooperate, in preparing and filing all Tax Returns, including providing powers of attorney, maintaining and making available to each other all records necessary in connection with such Tax Returns. Parent agrees to retain (and to cause the Surviving Company and its Subsidiaries to retain) after the Effective Time all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until 90 days following the expiration of the statute of limitations (and, to the extent notified by the Stockholder Representative, any extensions thereof) of the respective taxable periods.

(g) Reorganization Treatment. The parties hereto intend that (i) the Merger qualify as a “reorganization” under Section 368(a) of the Code and (ii) the Company and Parent shall each be a party to such reorganization within the meaning of Section 368(b) of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The parties are not aware of any facts or circumstances that would preclude the Merger from qualifying for treatment as a reorganization and shall use reasonable best efforts not to, and not to permit or cause any affiliate or any of Subsidiary of the Company to, take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code. Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Parent, Merger LLC and the Company shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(h) Tax Elections. During the Interim Period, neither the Company nor any Subsidiary of Company will make, change or revoke any Tax election or change its method of Tax accounting (other than in the ordinary course of business consistent with past practice or as otherwise required by changes in applicable law or GAAP), settle or compromise any material Tax liability or refund, file any amended Tax Return, enter into any closing agreement, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax.

(i) Survival. The obligations of the parties with respect to Taxes as set forth in this Section 4 shall be unconditional and absolute and shall remain in effect until 90 days after the expiration of any applicable statute of limitations period.

4.8 Interim Cost and Revenue Sharing.

(a) Operational Costs. It is intended that, upon the Agreement Date, the rights and obligations of the parties thereafter be the same as if the Closing had occurred on the Agreement Date, so that the terms of this Agreement should be interpreted to achieve the same economic results had the Closing occurred on the Agreement Date. Parent will fund the operations of the Company in accordance with the projected budget agreed to by Company and Parent prior to the Agreement Date (the “Transition Obligations”), which sets for the estimated budget cash needs of the Company after the Agreement Date to and including April 1, 2007, the general use of such funds (i.e. payroll) and the estimated time Parent will be required to fund such payments. The parties recognize that the projected budget is summary in nature and is estimated, however, the Company represents and warrants that Schedule 4.8 is accurate and complete in all material respects and has been prepared by the Company in good faith. To the extent the Company’s actual Transition Obligations are no more than twenty percent (20%) greater than the estimates set forth on Schedule 4.8, the Company will give Parent as much advance notice of such change as possible and Parent shall fund such increased payments. To the extent the Company’s actual Transition Obligations are in excess of twenty percent (20%) of the estimates set forth on Schedule 4.8, the Company will give Parent notice of such increased cash needs and the Company and Parent shall negotiate in good faith a share adjustment to the Parent’s stockholders to account for such increased expenses; provided, however, no share adjustment shall required if, as of the Closing Date, the sum of the Company’s Bank Debt and all payments made pursuant to this Section 4.8 aggregates less than $5.4 Million.

(b) Revenue Sharing. During the period from the Agreement Date through the Closing Date all revenues received on account of the Company or any of its Affiliates shall be promptly deposited into the existing bank accounts of the Company (or any new accounts established with the knowledge and consent of Parent) (the “Accounts”) and shall be used only to pay Transition Obligations. Parent may, but is not obligated to, deposit its own money into the Accounts or pay Transition Obligations directly.

(c) Unsecured Note of Parent. The Transition Obligations actually paid by Parent will be recorded on a simple grid note, evidencing an unsecured obligation of the Company to Parent, attached as Exhibit N.

4.9 Termination of Company Options; Termination of Company Equity Incentive Plans. The Company Equity Incentive Plans and all outstanding Company Options shall have been terminated prior to the Agreement Date, and Parent and Merger LLC shall have received a certificate to that effect executed by the Chief Executive Officer and Chief Financial Officer of the Company. In addition, Parent shall have received consents and/or waivers from every holder of a Company Option, indicating that such holder of a Company Option consents to the termination of all of his or her Company Options.

4.10 Directors’ and Officers’ Insurance. For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Company to purchase and maintain tail policy liability insurance for the Company’s directors and officers (the “D&O Insurance”) containing terms, conditions and coverage agreed to by Parent and the Company prior to the Closing; provided, however, that after the Effective Time, Parent and the Surviving Company shall not be required to pay annual premiums for such D&O Insurance in excess of 200% of the annual premium to be paid for the first year of such D&O Insurance, and if the same coverage costs more than 200% of such first year premium, Parent shall cause the Surviving Company to purchase and maintain the maximum amount of coverage that can be obtained for 200% of such first year premium.

ARTICLE V

CONDITIONS TO THE EXECUTION OF THIS AGREEMENT

5.1 Conditions to the Execution of this Agreement. The following documents have been finalized and executed by the parties thereto prior to or as of the Agreement Date and are held in escrow by legal counsel of the respective parties for release on or before the Closing Date to effect the transactions contemplated in this Agreement:

(a) Retirement of Bank Debt. The Guarantors shall have acquired all of the Company’s Bank Debt and received from the Bank an assignment in full of the security interest in the assets of the Company securing the Bank Debt, and the Guarantors and the Bank shall have entered into and delivered the Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”), in substantially the form attached hereto as Exhibit H.

(b) Guarantors Purchase of Company Preferred Shares. Each Guarantor and the Company shall have entered into and delivered the Series E Preferred Stock Purchase Agreement (the “Guarantors Stock Purchase Agreement”), in substantially the form attached hereto as Exhibit I, pursuant to which the Guarantors will have acquired the Company Preferred Shares and the Agreement to Convert to Series E Preferred Stock and related Release in substantially the form attached hereto as Exhibit J.

(c) Company Liens. The Bank and each Guarantor shall have prepared UCC-3 release statements to release all assets of the Company pledged pursuant to the Bank Debt, and shall have authorized the Company to file these releases in the appropriate jurisdictions following the Company’s issuance of the Company Preferred Shares to the Guarantors pursuant to Guarantors Stock Purchase Agreement.

(d) Release Letter. The Company and Lazard Frères & Co. shall have executed and delivered to the Company’s counsel to hold in escrow a Settlement and Mutual Release Agreement, in such form as deemed reasonably acceptable to Parent.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger and the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger LLC contained in this Agreement shall have been true and correct on and as of the Agreement Date and shall be so true and correct as of the Closing with the same force and effect as if made as of the Closing, in each case disregarding for purposes of this Section 6.1(a) any “materiality,” “in all material respects” or similar qualification contained therein, except for (i) those representations and warranties which address matters only as of a particular date (which shall remain so true and correct as of such date), and (ii) those failures to be so true and correct as do not have and would not reasonably be expected to be material to Parent or Merger LLC or Parent’s or Merger LLC’s ability to consummate the Transactions to which they are a party in a timely manner.

(b) Agreements and Covenants. Parent and Merger LLC shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by them on or prior to the Closing Date.

(c) Closing Certificate. Parent and Merger LLC shall have executed and delivered to the Company a certificate, executed by an officer of Parent and Merger LLC, that each of the conditions set forth in Sections 6.1(a) — (b) has been satisfied in all respects.

(d) Stockholder Approval. The Stockholder Approval shall have been obtained and shall not have been revoked, amended or terminated.

(e) Restated Parent Certificate of Incorporation. The Restated Parent Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware.

(f) State Securities Laws. Parent shall have obtained all necessary permits and qualifications, if any, or secured an exemption therefrom, required by any state or country prior to the issuance of the Merger Consideration.

(g) Stockholders Agreements. Parent and Arrowhead shall have executed and delivered the Voting Agreement, the ROFR Agreement and the Investors’ Rights Agreement.

(h) Conversion of Company Preferred Stock. All of the issued and outstanding shares of Company Series A Stock, Company Series B Stock, Company Series C Stock and Company Series D Stock shall have been converted into Company Common Shares at the affirmative election of the holders of such shares in accordance with the Company Certificate of Incorporation (the “Conversion”).

(i) Unidym Security Holder Approval. The holders of Unidym Capital Shares shall have approved the Merger and the Transactions contemplated herein and shall not have been revoked, amended or terminated.

(j) Legal Action. There shall not be any overtly threatened or pending action, proceeding or other application before any court or Governmental Entity brought by any Person or Governmental Entity: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Agreement, or seeking to obtain any material damages from Parent, Merger LLC or the Company as a result of the Merger or such other transactions; or (ii) seeking to prohibit or impose any limitations on Parent’s ownership or operation of all or any portion of the Company’s business or assets, or to compel Parent to dispose of or hold separate all or any portion of its or the Company’s business or assets as a result of the transactions contemplated by the Agreement which if successful would have a material adverse effect on Parent’s ability to receive the anticipated benefits of the Merger.

(k) Escrow Agreement. Each of Parent and the Escrow Agent shall have executed and delivered to the Company and the Stockholder Representative the Escrow Agreement.

(l) Capital Contribution. Arrowhead shall have contributed $4,000,000 in cash (“Cash Contribution”) to Merger LLC pursuant to the Agreement to provide Additional Capital dated as of June 13, 2006 by and between Arrowhead and Parent.

(m) Assignment of Agreements. Arrowhead shall have executed and delivered to Parent the Assignment of Duke University Sponsored Research Agreement in the form attached hereto as Exhibit G-1 and the Assignment of University of Florida Sponsored Research Agreement in the form attached hereto as Exhibit G-2 (collectively, the “Assignments”).

(n) C Sixty Asset Purchase Agreement. The Company shall have distributed the shares of capital stock it holds in C Sixty to the sole holder of shares of Company Series C Preferred Stock and Company Series D Preferred Stock and the Company shall have delivered to Parent written documentation evidencing the same. In addition, the Company shall have delivered to Parent the C Sixty Asset Purchase Agreement executed by and between C Sixty, Inc. and C Sixty Acquisition Corporation in substantially the form attached hereto as Exhibit L.

(o) Arrowhead Securities Purchase Agreement. The Guarantors and Arrowhead shall have entered into and delivered a purchase agreement (the “Arrowhead Securities Purchase Agreement”), in substantially the form attached hereto as Exhibit K, pursuant to which the Guarantors will receive shares of Arrowhead common stock and Arrowhead will take title to the Company Preferred Shares issued to the Guarantors pursuant to the Guarantors Stock Purchase Agreement.

(p) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and there shall be no pending action, proceeding or other application before any Governmental Entity seeking any such order, restraint or prohibition.

6.2 Conditions to the Obligations of Parent and Merger LLC. The obligations of Parent and Merger LLC to consummate the Merger and the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall have been true and correct on and as of the Agreement Date and shall be so true and correct as of the Closing with the same force and effect as if made as of the Closing, in each case disregarding for purposes of this Section 6.2(a) any “materiality,” “in all material respects” or similar qualification contained therein, except for (i) those representations and warranties which address matters only as of a particular date (which shall remain so true and correct as of such date), and (ii) those failures to be so true and correct as do not have and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by it on or prior to the Closing Date.

(c) No Company Debt. The Company shall have no Bank Debt, or obligations under any Bank Debt, or convertible debt outstanding and all Liens on the Company’s and its Subsidiary’s assets shall have been terminated and released and the Bank and each Guarantor shall have filed, or the Company shall have filed as authorized by the Bank and/or the Guarantors, UCC-3 release statements, releasing all assets of the Company pledged pursuant to the Bank Debt in the appropriate jurisdictions.

(d) Closing Certificate. The Company shall have executed and delivered to Parent a certificate of the Company, executed by the Chief Executive Officer and Chief Financial Officer of the Company, that each of the conditions set forth in Sections 6.2(a)-(c) has been satisfied in all respects.

(e) Dissenters’ Rights. Stockholders holding not more than 5% of the outstanding Company Capital Shares (calculated on an as-converted basis) shall have exercised dissenters’ rights under the DGCL with respect to the Transactions.

(f) Stockholder Approval. The Stockholder Approval shall have been obtained and shall not have been revoked, amended or terminated.

(g) Conversion of Company Preferred Stock. The Conversion shall have been consummated and the Company shall have delivered written documentation to that effect to the Parent.

(h) Unidym Security Holder Approval. The holders of Unidym Capital Shares shall have approved the Merger and the Transactions contemplated herein and shall not have been revoked, amended or terminated.

(i) Secretary’s Certificate. The Company shall have delivered to Parent a certificate of the Company executed by the Secretary of the Company, dated as of the Closing Date, certifying: (i) the Board Approval, (ii) the Stockholder Approval, (iii) the Company Certificate of Incorporation, (iv) the By-Laws of the Company and (v) the name, title, incumbency and signatures of the officers authorized to execute this Agreement and the other Transaction Agreements to which the Company is a party.

(j) Guarantor Notes; Assignment and Assumption Agreement. The Guarantors shall have delivered the Guarantor Notes to the Bank and the Guarantors and the Bank shall have entered into and delivered the Assignment and Assumption Agreement.

(k) Guarantors Purchase of Company Preferred Shares. The Guarantors and the Company shall have entered into and delivered the Guarantors Stock Purchase Agreement and Agreement to Convert to Series E Preferred Stock and related Release, pursuant to which the Guarantors will have acquired the Company Preferred Shares in exchange for the assumed Bank Debt.

(l) Arrowhead Securities Purchase Agreement. The Guarantors and Arrowhead shall have entered into and delivered the Arrowhead Securities Purchase Agreement, pursuant to which Guarantor will receive shares of Arrowhead common stock and Arrowhead will take title to the Company Preferred Shares issued to the Guarantors pursuant to the Guarantors Stock Purchase Agreement.

(m) Escrow Agreement. The Escrow Agent and the Stockholder Representative shall have executed and delivered to Parent the Escrow Agreement.

(n) Stockholders Agreements. The Stockholders shall have executed and delivered to Parent each of the Voting Agreement, the ROFR Agreement and the Investors’ Rights Agreement.

(o) Non-Solicitation Agreements. Each Person listed in Schedule 6.2(o) shall have executed and delivered to Parent the Non-Solicitation Agreement in such form that is reasonably acceptable to Parent.

(p) Cash Contribution and Assignment Agreements. Arrowhead shall have made the Cash Contribution and the Assignments to Parent prior to the Effective Time or shall make such contributions as of the Effective Time.

(q) C Sixty Asset Purchase Agreement. The Company shall have distributed the shares of capital stock it holds in C Sixty to the sole holder of shares of Company Series C Preferred Stock and Company Series D Preferred Stock and the Company shall have delivered to Parent written documentation evidencing the same. In addition, the Company shall have delivered to Parent the C Sixty Asset Purchase Agreement executed by and between C Sixty, Inc. and C Sixty Acquisition Corporation in substantially the form attached hereto as Exhibit L.

(r) Third-Party Consents. Parent shall have been furnished with evidence satisfactory to it that the Company has obtained the consents, approvals and waivers set forth on Schedule 6.2(r).

(s) Resignations. Parent shall have received resignation letters executed and delivered by the directors and officers of the Company, in each case, effective no later than the Effective Time.

(t) Securities List. The Company shall have delivered to Parent, as of the Closing Date, a true and complete list, certified by the Secretary of the Company, of all (i) stockholders of the Company as of the Closing Date including the number of Company Capital Shares held at the Closing Date by each stockholder (and the class and series thereof), the address of each stockholder and the amount of the Merger Consideration that each stockholder is entitled to receive pursuant to Section 1.7(a) hereof, (ii) holders of Restricted Stock Units of the Company as of the Closing Date, including the address of each holder of Restricted Stock Units, and (iii) holders of Company Warrants, including the address of each holder of Company Warrants.

(u) Legal Action. There shall not be any overtly threatened or pending action, proceeding or other application before any court or Governmental Entity brought by any Person or Governmental Entity: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Agreement, or seeking to obtain any material damages from Parent, Merger LLC or the Company as a result of the Merger or such other transactions; or (ii) seeking to prohibit or impose any limitations on Parent’s ownership or operation of all or any portion of the Company’s business or assets, or to compel Parent to dispose of or hold separate all or any portion of its or the Company’s business or assets as a result of the transactions contemplated by the Agreement which if successful would have a material adverse effect on Parent’s ability to receive the anticipated benefits of the Merger.

(v) Termination of Certain Agreements. All existing Employment Agreements, severance agreements, change of control agreements, bonus plans or arrangements between the Company or any of its Subsidiaries and any of their current or former officers, directors, employees, consultants or other agents and any other agreements by which the Company or any of its Subsidiaries is, or might be, required to issue equity securities of the Company to any Person shall have been terminated to the reasonable satisfaction of Parent and Parent and Merger LLC shall have received a certificate to such effect executed by the Chief Executive Officer and Chief Financial Officer of the Company. The Company shall have made all payments required to be made to any Person under any of the agreements described in the previous sentence, and the Company shall have delivered to Parent written documentation evidencing the same.

(w) Termination of Company 401(k) Plan. The Company Board will have passed and not rescinded resolutions satisfactory to Parent’s legal counsel effectively terminating the Company 401(k) Plan immediately prior to the Closing Date.

(x) Release Letter. The Company shall have delivered to Parent a Settlement and Mutual Release Agreement executed by and between the Company and Lazard Frères & Co., LLC, in such form as is reasonably acceptable to Parent.

(y) Representation Letters. Parent will have received a duly executed Representation Letters from each Stockholder of the Company receiving Merger Consideration in the Merger, each holder of Restricted Stock Units issued outside of the RSU Plan and each holder of Company Warrants.

(z) Documents. All corporate and other proceedings in connection with the Transactions contemplated at the Closing shall be completed, and all documents incident thereto shall be reasonably satisfactory in form and substance to Parent’s counsel, which shall have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

(aa) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and there shall be no pending action, proceeding or other application before any Governmental Entity seeking any such order, restraint or prohibition.

(bb) Exchange of Company Warrant. The Company shall have delivered evidence reasonably satisfactory to Parent as to the acceptance by the holder of the outstanding Company Warrant of the exchange of the Company Warrant provided for in Section 1.7(f) in full and complete satisfaction of the Company Warrant held by it.

(cc) Co-Employer Arrangement. The Gevity Staff Leasing Agreement by and between the Company and Staff Leasing shall be terminated as of the Effective Time.

(dd) Stockholders Agreement. The First Amended and Restated Stockholders’ Agreement by and among the Company and the stockholders of the Company listed therein shall be terminated as of the Effective Time and the Company shall have delivered evidence reasonably satisfactory to Parent as to such termination.

(ee) Fees and Expenses. The Company shall have delivered to Parent a certificate, executed by the Chief Executive Officer and Chief Financial Officer of the Company, of the Company (the “Transaction Expenses Certificate”) setting forth all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties (“Third Party Expenses”) incurred by or behalf of the Company (the “Transaction Expenses”) in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby and certifying that all such Transaction Expenses have been fully paid as of the Closing Date.

ARTICLE VII

INDEMNIFICATION, ETC.

7.1 Survival of Representations, Warranties and Covenants. The respective covenants, agreements and obligations of Parent, Merger LLC and the Company contained in this Agreement, the Escrow Agreement, any Transaction Agreement or in any certificate, document or other instrument delivered pursuant to or in connection herewith or therewith shall survive the execution and delivery of this Agreement or any such Transaction Agreement, any investigation by or on behalf of any party hereto and shall continue until the date set forth in each such covenant, agreement or obligation and, if no such date is set forth therein, then until the applicable statute of limitations has expired (including any waiver or extension thereof). The representations and warranties of each of Parent, Merger LLC and the Company contained in this Agreement, the Escrow Agreement, any Transaction Agreement or in any certificate, document or other instrument delivered pursuant to or in connection herewith or therewith shall survive the execution and delivery of this Agreement and shall terminate at 5:00 pm, Los Angeles time on the earlier of (x) the date which is twenty-four (24) months after the Closing Date or (y) the date upon which Parent closes an initial public offering of Parent Common Stock pursuant to a registration statement that is filed with, and declared effective by, the SEC pursuant to the Securities Act of 1933, as amended (such earlier date being referred to herein as the “Outside Date”), except (a) as to any matter to which a member of the Parent Group has made a claim for indemnification pursuant to the terms of this Agreement on or prior to the Outside Date, all such matters shall survive the expiration of such period until all such claims are finally resolved and any obligations with respect thereto are fully satisfied; and (b) as to any matter to which the Stockholder Representative has made a claim for indemnification pursuant to the terms of this Agreement on or prior to the Outside Date, all such matters shall survive the expiration of such period until all such claims are finally resolved and any obligations with respect thereto are fully satisfied. Any investigation or other examination that may have been made by any party seeking indemnification under this Agreement on or before the Closing Date shall not limit, diminish or in any way affect the representations and warranties of Parent, Merger LLC or the Company, as the case may be, set forth in this Agreement, the Escrow Agreement, any Transaction Agreement or any certificate, document or other instrument delivered pursuant to or in connection herewith or therewith, and such party may rely on such representations, warranties and covenants irrespective of any information obtained by such party by any investigation, examination or otherwise.

7.2 Indemnification.

(a) As an integral term of the Merger and subject to the terms and conditions of this Article VII, each Stockholder (specifically excluding Arrowhead as the holder of Parent Capital Shares pursuant to the Arrowhead Securities Purchase Agreement), severally and not jointly, shall indemnify, defend and hold harmless Parent, Merger LLC and the Surviving Company and each of their respective officers, directors, employees, members, agents and Affiliates (the “Parent Group”) against any and all claims, losses, liabilities, damages, deficiencies, interest and penalties, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defense (hereinafter individually a “Loss” and collectively “Losses”) incurred or suffered by any member of the Parent Group, directly or indirectly, as a result of:

(i) the breach of any representation or warranty of the Company set forth herein or in any related certificate delivered pursuant to this Agreement;

(ii) any failure by the Company to perform, fulfill or comply with any covenant set forth in this Agreement required to be performed prior to the Effective Time;

(iii) any Dissenting Share Payments;

(iv) all expenses and liabilities associated with terminating the employment or consulting term of any Employee or consultant of the Company prior to or concurrently with the Merger;

(v) all expenses and liabilities associated with the termination of any Company Contract, in accordance with the termination provisions thereof, resulting from the Company’s consummation of the Merger or the transactions contemplated by the Transaction Agreements;

(vi) all payment obligations in connection with the Company 401(k) Plans;

(vii) without duplication of and to the extent not reflected as a liability in the Company Financial Statements and taken into account in determining net working capital: (A) any and all Taxes of the Company and any Company Subsidiary for all taxable periods ending on or before the Effective Time and, with respect to any Straddle Period, for the portion of such Straddle Period ending on the Effective Time; (B) any and all Taxes and similar fees of the Company and its Subsidiaries resulting from the transactions contemplated in this Agreement, including any transaction that is described as a condition to Closing such as, but not limited to, the C Sixty Asset Purchase described in Section 6.2(q); (C) all liability of the Company and any Subsidiary as a result of Treasury Regulation §1.1502-6 or any similar provision of state, local or foreign law or as a transferee or successor by contract or otherwise imposed on the Company or any Company Subsidiary for any period prior to the Effective Time; and (D) any payment to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contract (whether or not written) to which the Company or any Subsidiary was obligated or was a party on or prior to the Closing Date;

(viii) any and all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) required to be paid pursuant to Section 4.7(a);

(ix) any and all investment banking fees of the Company;

(x) any expenses incurred by the Company in connection with the Merger or the other transactions contemplated by this Agreement which are not specifically set forth on the Transaction Expenses Certificate or which exceed the amount of expenses specifically set forth on the Transaction Expenses Certificate; and

(xi) any loss, liability or expense of the Stockholder Representative, acting in such capacity.

(b) As an integral term of the Merger and subject to the terms and conditions of this Article VII, each Unidym Holder, severally and not jointly, shall indemnify, defend and hold harmless the Stockholders (other than the holders of Company Preferred Shares immediately prior to the Effective Time) and their respective officers, directors, employees, members, agents and Affiliates, the current directors and officers of the Company, and all of their respective heirs, legal representatives, beneficiaries, trustees, successors and assigns (the “Stockholder Group”), against any and all Losses incurred or suffered by any member of the Stockholder Group, directly or indirectly, as a result of:

(i) any misrepresentation or breach of a warranty of Parent or the Merger LLC set forth herein or in any certificate, document or other instrument delivered pursuant to or in connection with this Agreement;

(ii) all Taxes related to periods prior to the Effective Time;

(iii) any and all investment banking fees of Parent or Merger LLC; or

(iv) any failure by Parent or the Merger LLC to fully perform, fulfill or comply with any covenant or agreement set forth herein or in any certificate, document or other instrument delivered pursuant to or in connection with this Agreement.

7.3 Escrow Arrangements.

(a) At the Effective Time, the holders of Company Common Shares outstanding immediately prior to the Effective Time that are converted into Parent Capital Shares pursuant to Section 1.7(a)(i) will be deemed to have received and deposited with the Escrow Agent ten percent (10%) of the issued and outstanding Parent Capital Shares (calculated on an as-converted to Parent Common Share basis), after giving effect to the Merger (the “Company Escrow Shares”) (plus any additional shares as may be issued upon any stock split, stock dividend or recapitalization effected by Parent after the Effective Time), without any act on the part of such Stockholders. As soon as practicable after the Effective Time, the Company Escrow Shares, without any act on the part of any Stockholder, will be deposited with U.S. Bank National Association (the “Escrow Agent”), such deposit of the Company Escrow Shares to constitute an escrow fund (the “Company Escrow Fund”) to be governed by the terms set forth herein and the Escrow Agreement. The number of Company Escrow Shares deposited on behalf of each Stockholder shall be in proportion to the aggregate Parent Preferred Shares to which such Stockholder would otherwise be entitled under Section 1.7(a) hereof and shall be in the respective share amounts and percentages listed opposite each such Stockholder’s name listed in a schedule in form and substance reasonably acceptable to Parent to be executed by the Company and Parent at Closing (the “Escrow Schedule”).

(b) At the Effective Time, the Unidym Holders will deposit with the Escrow Agent ten percent (10%) of the issued and outstanding Parent Capital Shares (calculated on an as-converted to Parent Common Share basis), after giving effect to the Merger (the “Parent Escrow Shares”) (plus any additional shares as may be issued upon any stock split, stock dividend or recapitalization effected by Parent after the Effective Time), without any act on the part of such stockholders. As soon as practicable after the Effective Time, the Parent Escrow Shares, without any act on the part of any stockholder of Parent, will be deposited with the Escrow Agent, such deposit of the Parent Escrow Shares to constitute an escrow fund (the “Parent Escrow Fund”) to be governed by the terms set forth herein and the Escrow Agreement. The number of Parent Escrow Shares deposited on behalf of each Unidym Holder shall be in proportion to the aggregate number of shares of Parent Capital Stock held by such Unidym Holder and shall be in the respective share amounts and percentages listed in the Escrow Schedule.

(c) The Company Escrow Fund shall be the sole source available to reimburse the Parent Group for any Losses for which they are entitled to be indemnified pursuant to Section 7.2(a) hereof. Distributions from the Company Escrow Fund shall be governed by the terms set forth in the Escrow Agreement. Except for Losses arising from Parent’s failure to purchase or maintain the D&O Insurance described in Section 4.10, the Parent Escrow Fund shall be the sole source available to reimburse the Stockholder Group for any Losses for which they are entitled to be indemnified pursuant to Section 7.2(b) hereof. Distributions from the Parent Escrow Fund shall be governed by the terms set forth in the Escrow Agreement.

7.4 Indemnification Procedures.

(a) The Stockholder Representative, on behalf of any member of the Stockholder Group that is seeking indemnification under Section 7.2 hereof, or Parent, on behalf of any member of the Parent Group that is seeking indemnification under Section 7.2 hereof (each such Person of the Stockholder Group and the Parent Group seeking indemnification, an “Indemnified Party”) shall give prompt (and, in any event, on or before the Outside Date) written notice (the “Notice of Claim”) of any Loss in respect of which the Indemnified Party has a right to indemnity under Section 7.2 hereof, (A) in the case of a Notice of Claim by the Stockholder Representative, to the Unidym Holders, Parent and the Escrow Agent or (B) in the case of a Notice of Claim by Parent, to the Stockholder Representative (each such Person from whom indemnification is sought, the “Indemnifying Party”) and the Escrow Agent, and the Notice of Claim shall specify in reasonable detail the nature of the Loss for which indemnification is sought, the section or sections of this Agreement to which the Notice of Claim relates and the amount of the Loss involved (or, if not determinable, a reasonable good faith estimate of the amount of the Loss involved); provided, however, that no delay or failure on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder, except to the extent that such notice is given after the Outside Date or the Indemnifying Party clearly demonstrates that the defense of any third party suit, action or proceeding has been materially prejudiced by the Indemnified Party’s failure to give such notice. Any Notice of Claim to be given by or to, as the case may be, any member of the Stockholder Group under this Section 7.4 hereof shall be given by or to, as the case may be, the Stockholder Representative. Any Notice of Claim to be given by or to, as the case may be, any member of the Parent Group under this Section 7.4 hereof shall be given by or to, as the case may be, the Parent. Any Notice of Claim to be given by or to, as the case may be, the Unidym Holders under this Section 7.4 hereof shall be given by or to, as the case may be, the Unidym Holders.

(b) If such Notice of Claim relates to any claim, suit, action, cause of action suit or proceeding by a third party, the Indemnifying Party may upon written notice given to the Indemnified Party within twenty (20) days of the receipt by the Indemnifying Party of such Notice of Claim, assume control of the defense of such action, suit or proceeding with counsel reasonably satisfactory to Indemnified Party. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party shall have the right to control such defense. The party not controlling such defense may participate therein at its own expense.

(c) Neither the Indemnifying Party nor any Indemnified Party shall agree to any settlement of any claim, suit, action, cause of action suit or proceeding without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed. For purposes hereof, a party’s withholding of its consent to any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to all Persons who are members of the group represented by the Indemnified Party of a complete irrevocable release from all liability in respect to such claim or litigation or which requires action (or limits action) other than the payment of money that would be considered to be Losses under this Agreement shall be deemed to be reasonable.

7.5 Methods of Payment; Limitations.

(a) Any claims by Parent on behalf of any member of the Parent Group for indemnification pursuant to this Article VII shall be satisfied solely from the Company Escrow Fund. Any claims by the Stockholder Representative, on behalf of any member of the Stockholder Group, for indemnification pursuant to this Article VII shall be satisfied solely from the Parent Escrow Fund, except for claims for Losses arising from Parent’s failure to purchase and maintain the D&O Insurance described in Section 4.10. For purposes of this Article VII, each Company Escrow Share and each Parent Escrow Share shall be valued at the Designated Parent Stock Price.

(b) From and after the Effective Time, the indemnification provisions provided in this Agreement shall be the sole and exclusive remedy available with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement; provided, however, that notwithstanding the foregoing, nothing in this Agreement shall limit any equitable remedy, including a preliminary or permanent injunction or specific performance or limit remedies against Parent for failure to perform its obligations under Section 4.10. In no event shall any Stockholder have any individual or personal liability to any member of the Parent Group in connection with this Agreement or the transactions contemplated hereby. In no event shall the Unidym Holders have any individual or personal liability to any member of the Stockholder Group in connection with this Agreement or the transactions contemplated hereby.

(c) No Stockholder shall be liable for an amount in excess of such Stockholder’s interest in the Company Escrow Shares. No Unidym Holder shall be liable for an amount in excess of such Unidym Holder’s interest in the Parent Escrow Shares.

(d) Nothing in this Article VII or any other provision of this Agreement will be deemed to limit any right or remedy of Parent or otherwise affect Parent’s ability to recover from any Stockholder, in each case, in connection with any misrepresentation or breach of a warranty of such Stockholder set forth in any Representation Letter or Letter of Transmittal executed by such Stockholder.

(e) Any Loss for which a member of the Parent Group is entitled to indemnification hereunder from the Company Escrow Shares shall reduce the interests of each member of the Stockholder Group in the Company Escrow Shares on a pro rata basis.

(f) No waiver of a closing condition hereunder by Parent or Merger LLC shall limit their respective rights under this Article VII. No waiver of a closing condition hereunder by the Company shall limit the rights of the Stockholder Group and the Stockholder Representative under this Article VII.

(g) The parties agree to treat all payments made under this Article VII as adjustments to the aggregate Merger Consideration for Tax purposes, unless otherwise required by Law.

7.6 Stockholder Representative; Power of Attorney.

(a) By virtue of the adoption of this Agreement and the approval of the Merger by the Stockholders, each such Stockholder (regardless of whether or not such stockholder votes in favor of the adoption of the Agreement and the approval of the Merger, whether at a meeting or by written consent in lieu thereof) hereby initially appoints, as of the date of this Agreement, William A. McMinn (together with his permitted successors, the “Stockholder Representative”), as his, her or its true and lawful agent and attorney-in-fact to enter into any agreement in connection with the Transactions contemplated by this Agreement and any Transactions contemplated by the Escrow Agreement, and to: (i) give and receive notices and communications to or from Parent and/or the Escrow Agent relating to this Agreement, the Escrow Agreement, any Transaction Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement, Escrow Agreement or any Transaction Agreement expressly contemplates that any such notice or communication shall be given or received by such stockholders individually); (ii) authorize deliveries to Parent of Company Escrow Shares from the Company Escrow Fund in satisfaction of claims asserted by any member of the Parent Group; (iii) object to such claims pursuant to the terms hereof and/or the Escrow Agreement; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims; (v) assert, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any member of the Parent Group, against any such stockholder or by any such stockholder against any member of the Parent Group or any dispute between any member of the Parent Group and any such stockholder, in each case, relating to this Agreement, the Escrow Agreement, any Transaction Agreement or the transactions contemplated hereby or thereby; (vi) amend this Agreement, the Escrow Agreement, any Transaction Agreement or any other agreement referred to herein or contemplated hereby; (vii) make or defend any indemnification claims under this Agreement; (viii) represent the stockholders in connection with any Tax matter; and (ix) take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. The person serving as the Stockholder Representative may be replaced from time to time by the holders a majority in interest of the Company Escrow Shares that are then on deposit in the Company Escrow Fund upon not less than ten (10) days’ prior written notice to Parent and with Parent’s written consent, which shall not be unreasonably withheld; provided, however, notwithstanding any provision of this Agreement to the contrary, without Parent’s prior written consent, which such consent may be withheld by Parent for any reason or for no reason, no individual who is serving as director on Parent’s Board of Directors may serve as the Stockholder Representative. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall receive no compensation for his or her services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the stockholders of the Company.

(b) The Stockholder Representative shall not be liable to any Stockholder of the Company for any act done or omitted hereunder as the Stockholder Representative while acting in good faith, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Stockholder Representative shall not be required to take any action hereunder unless he receives indemnification from the Stockholders reasonably satisfactory to him under which one or more Stockholders shall severally indemnify the Stockholder Representative and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

(c) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholder Representative shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Stockholders and shall be final, binding and conclusive upon each such Stockholder; and each member of the Parent Group and the Escrow Agent shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such stockholder. Except for their gross negligence and willful misconduct, each member of the Parent Group and the Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in accordance with any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent or instruction of the Stockholder Representative.

(d) Without limiting the generality or effect of Section 7.6(a) hereof, any and all claims and disputes between or among any member of the Parent Group, the Stockholder Representative and/or any one or more stockholders of the Company relating to this Agreement, the Escrow Agreement any Transaction Agreement or the Transactions contemplated hereby or thereby shall in the case of any claim or dispute asserted by or against or involving any such stockholder (other than any claim against or dispute with the Stockholder Representative) be asserted or otherwise addressed solely by the Stockholder Representative on behalf of such stockholder (and not by such stockholder acting on its own behalf).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the consummation of the Merger abandoned at any time prior to the Closing:

(a) by written agreement of the Company, Parent and Merger LLC;

(b) by either Parent or the Company if: (i) the Closing has not occurred by, on or before 5:00 p.m. (Pacific time) on April 6, 2007 (the “Termination Date”); provided, however, that the right under this Section 8.1(b) to terminate this Agreement shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date and such action or failure constitutes a breach of this Agreement; (ii) there shall be a final nonappealable order of a Governmental Entity (which the parties shall have used reasonable best efforts to lift) in effect preventing consummation of the Merger; or (iii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity that would make consummation of the Merger illegal; and

(c) by Parent, if the Company does not deliver by 5:00 p.m. (Eastern time) on the date hereof, the Stockholder Approval adopting and approving this Agreement and approving the Merger.

8.2 Effect of Termination. Any termination of this Agreement under Section 8.1 will be effective immediately upon the delivery of written notice by the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in Sections 4.2, this Section 8.2 and Article X, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement.

8.3 Amendment. Except as is otherwise required by applicable Law, prior to the Closing this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by Parent, Merger LLC and the Company.

8.4 Extension; Waiver. At any time prior to the Effective Time, Parent and Merger LLC, on the one hand, and the Company, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if, and to the extent, set forth, in an instrument in writing signed on behalf of such party.

ARTICLE IX

DEFINITIONS, CONSTRUCTION, ETC.

(a) Definitions. For purposes of this Agreement:

“Accounts” shall have the meaning set forth in Section 4.8 (b).

“Adjusted Target Bank Debt” shall mean debt or expenses of the Company and shall be equal to the total amount owed by the Company to Bank of America as of 11:59 PM (Central Standard Time) on the day immediately preceding the Effective Time. Without limiting the generality of the foregoing, the Adjusted Target Bank Debt specifically shall not include any costs, Liabilities or expenses incurred or accrued by the Company after February 6, 2007, with respect to any of the following (unless otherwise agreed to in accordance with Section 4.2(b) hereof): (A) any severance, continuation or termination pay to any director, officer, stockholder or Employee of the Company or any Affiliate of the Company, (B) any increase in any compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or Employees of the Company or an Affiliate of the Company, or (C) any change in the terms of any Company Employee Plan.

“Affiliate” shall mean, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Administrator” shall have the meaning set forth in Section 1.7(e)(ii).

“Agreement” shall have the meaning set forth in the Preamble.

“Agreement Date” shall have the meaning set forth in the Preamble.

“Arrowhead” shall mean Arrowhead Research Corporation, a Delaware corporation.

“Arrowhead Securities Purchase Agreement” shall have the meaning set forth in Section 6.1(o).

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 5.1(a).

“Assignments” shall have the meaning set forth in Section 6.1(m).

“Assumed Restricted Stock Unit” shall have the meaning set forth in Section 1.7(e)(ii).

“Bank” shall mean The Bank of America, N.A.

“Bank Debt” shall mean the Company’s line of credit and other institutional debt obligations to the Bank and any successors or assignees of the Bank.

“Balance Sheet Date” shall have the meaning set forth in Section 2.7(a).

“Business Day” shall mean any weekday of the year on which national banking institutions in the State of California and Texas are open to the public for conducting business and are not required to close.

“Cash Contribution” shall have the meaning set forth in Section 6.1(l).

“Certificate of Merger” shall have the meaning set forth in Section 1.2.

“Certificate” shall mean a stock certificate representing Company Capital Shares.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Co-Employer” shall mean any Person that is or was considered to be a co-employer with the Company or any of its Subsidiaries.

“Company” shall have the meaning set forth in the Preamble.

“Company Authorizations” shall have the meaning set forth in Section 2.28.

“Company Balance Sheet” shall have the meaning set forth in Section 2.7(a).

“Company Board” shall mean the board of directors of the Company.

“Company Certificate of Incorporation” shall mean the Company’s Amended and Restated Certificate of Incorporation in such form as provided to Parent prior to the Agreement Date and as filed with the Secretary of State of the State of Delaware.

“Company Capital Shares” shall mean the Company Common Shares, Company Series A Stock, Company Series B Stock, Company Series C Stock, Company Series D Stock and Company Preferred Shares.

“Company Common Shares” shall mean the shares of Common Stock, par value $0.001 per share, of the Company.

“Company Contract” shall mean any Contract to which the Company or any of its Subsidiaries is a party or to which they or any of their respective properties is subject or bound, other than Immaterial Contracts.

“Company Disclosure Schedule” shall have the meaning set forth in the preamble of Article II.

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement (written or oral) providing for deferred compensation, profit sharing, bonus, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits, welfare, pension or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, which is or has been maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or ERISA Affiliates for the benefit of any Employee, or pursuant to which the Company or any of its Subsidiaries has or may have any material liability contingent or otherwise.

“Company Equity Incentive Plans” shall have the meaning set forth in Section 2.6(b).

“Company Escrow Shares” shall have the meaning set forth in Section 7.3(a).

“Company Escrow Fund” shall have the meaning set forth in Section 7.3(a).

“Company Financial Statements” shall have the meaning set forth in Section 2.7(a).

“Company Intellectual Property” shall mean any Intellectual Property that has been Used or is Used in the business of the Company or any of its Subsidiaries as previously conducted or as currently conducted.

“Company Material Adverse Effect” shall mean a material adverse effect on (a) the business, assets, properties, liabilities, obligations, financial condition, operations or results of operations of the Company and its Subsidiaries taken as a whole or (b) the ability of the Company to perform its obligations pursuant to this Agreement and the other Transaction Agreements to which the Company or any Subsidiary is or will be a party and to consummate the Merger and the other Transactions in a timely manner, except, with respect to Section 6.2(a), for any such effect arising out of or resulting from (i) changes in conditions in the U.S. or global economies or changes in general economic or political conditions or the financial markets, and (ii) changes in conditions generally affecting the industry in which the Company and its Subsidiaries operate, which do not affect the Company and its Subsidiaries in a substantially disproportionate manner.

“Company Options” shall have the meaning set forth in Section 2.6(b).

“Company Preferred Shares” shall mean shares of Series E Preferred Stock, par value $0.001 per share, of the Company.

“Company Products” shall have the meaning set forth in Section 2.14.

“Company Real Property” shall have the meaning set forth in Section 2.11(a).

“Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, under obligation of assignment to, or filed in the name of, the Company or any Subsidiary.

“Company Series A Preferred Stock” shall have the meaning set forth in Section 2.6(a).

“Company Series B Preferred Stock” shall have the meaning set forth in Section 2.6(a).

“Company Series C Preferred Stock” shall have the meaning set forth in Section 2.6(a).

“Company Series D Preferred Stock” shall have the meaning set forth in Section 2.6(a).

“Company Stock Rights” shall mean (i) all outstanding Company Options, (ii) all outstanding Company Warrants and (iii) all other outstanding subscriptions, options, calls, warrants or any other rights, whether or not currently exercisable, to acquire any Company Common Shares or that are or may become convertible into or exchangeable for any Company Common Shares or another Company Stock Right.

“Company Warrant” shall have the meaning set forth in Section 2.6(b)(ii).

“Confidentiality Agreement” shall have the meaning set forth in Section 4.2.

“Contract” shall mean any legally binding mortgage, indenture, lease, contract, license, or other written agreement.

“Controls” shall have the meaning set forth in Section 2.7(b).

“Conversion” shall have the meaning set forth in Section 6.1(i).

“Court” shall have the meaning set forth in Section 10.9(b).

“Customer” shall mean any Person who has purchased from the Company or any of its Subsidiaries any Company Product or Service or licensed any Company Product from the Company or any of its Subsidiaries (regardless of how limited by any applicable Contract between such Person and the Company or any of its Subsidiaries).

“D&O Insurance” shall have the meaning section forth in Section 4.10.

“Data Room” shall mean the electronic data room established by the parties for the purpose of making information, agreements, documents and other diligence materials regarding the parties to each other party, as it existed on the date that is two (2) Business Days prior to the Agreement Date.

“Designated Parent Stock Price” shall be the fair market value of the Escrow Shares, as determined in good faith by a majority of the members of the Parent Board at the time of the first release of Escrow Shares from the escrow account; provided, however, that if upon notice to the Stockholder Representative of calculation of the Designated Parent Stock Price the Stockholder Representative objects to such determination, the Stockholder Representative may engage an independent appraisal firm or investment banking firm, which appraiser shall be unaffiliated with the parties, such selection to be made within 10 days of receipt of notice of the Designated Parent Stock Price. The reasonable cost of such appraisal shall be borne by Parent. The Stockholder Representative shall cause the appraiser to determine independently the Designated Parent Stock Price within fifteen (15) days after the time of its appointment. If the Parent Board and the Stockholder Representative are unable to reach an agreement as to such appraisal, then two appraisers will be appointed within five (5) business days thereafter, one each by the Parent Board and the Stockholder Representative. Each party will bear the expenses of the appraiser selected by such party. Each of the Parent Board and the Stockholder Representative will cause their appraiser to determine independently the Designated Parent Stock Price within fifteen (15) days after the time of their appointment. The average of such two (2) appraised values shall be binding on all parties concerned as the Designated Parent Stock Price.

“Dissenting Share Payments” shall have the meaning set forth in Section 1.8(d).

“Dissenting Shares” shall have the meaning set forth in Section 1.8(c).

“DOL” shall mean the United States Department of Labor.

“DGCL” shall have the meaning set forth in Recital A.

“Effective Time” shall have the meaning set forth in Section 1.2.

“Employee” shall mean any current, former, or retired employee, officer or director of the Company or any of its Subsidiaries.

“Employment Agreement” shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between the Company, any of its Subsidiaries or any Affiliate and any Employee or consultant.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person that, together with the Company or any of its Subsidiaries, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

“Escrow Agent” shall mean U.S. National Bank Association.

“Escrow Agreement” shall have the meaning set forth in Recital B.

“Escrow Shares” shall mean the Company Escrow Shares and the Parent Escrow Shares.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.9(a).

“GAAP” shall have the meaning set forth in Section 2.7(a).

“Governmental Entity” shall mean any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission.

“Guarantor Notes” shall have the meaning set forth in Section 5.1(a).

“Guarantors” shall mean the holders of Company Capital Shares who are guarantors of the Bank Debt.

“Guarantors Stock Purchase Agreement” shall have the meaning set forth in Section 5.1(b).

“GAAP” shall have the meaning set forth in Section 2.7(a).

“Immaterial Contract” shall mean any Contract that (a) was entered into in the ordinary course of business or has a term of less than 90 days or may be terminated (without penalty) within 30 days after the delivery of a termination notice to the other party thereto; and (b) does not contemplate or did not involve the payment of cash or other consideration in an amount or having a value in excess of $25,000.

“Indemnified Parties” shall have the meaning set forth in Section 7.4.

“Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and numbers; and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Interim Period” shall have the meaning set forth in Section 4.1(a).

“Investors’ Rights Agreement” shall mean that certain Amended and Restated Investors’ Rights Agreement to be executed by Parent and the parties named therein, substantially in the form attached hereto as Exhibit C-3.

“IRS” shall mean the United States Internal Revenue Service.

“knowledge” (including any derivation thereof such as “known” or “knowing”) shall mean, the actual (and not constructive or imputed) knowledge of (i) with respect to the Company, the Company’s President and Chief Executive Officer or its Executive Vice President and Chief Financial Officer and (ii) with respect to Parent, the President and Vice President.

“Law” shall mean any federal, state, foreign, or local law, statute, ordinance, rule, regulation, writ, injunction, directive, order, judgment, administrative interpretation, treaty, decree, administrative or judicial decision and any other executive, legislative, regulatory or administrative proclamation.

“Leases” shall have the meaning set forth in Section 2.11(b).

“Letter of Transmittal” shall have the meaning set forth in Section 1.9(b).

“Lien” shall mean any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, restriction, reservation, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, or encumbrance of any nature whatsoever, except as reflected in the Company Financial Statements, and except for Liens for Taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use of the property subject thereto or affected thereby.

“LLC Act” shall have the meaning set forth in Recital A.

“Losses” shall have the meaning set forth in Section 7.2(a).

“Merger” shall have the meaning set forth in Recital A.

“Merger Consideration” shall mean the shares of Parent Series A Preferred Stock and Parent Series B Preferred Stock issued pursuant to Section 1.7(a) plus the Company Escrow Shares (if any) released under the terms of the Escrow Agreement.

“Merger LLC” shall have the meaning set forth in the Preamble.

“Operating Agreement” shall mean the Limited Liability Company Operating Agreement of the Merger LLC.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Authorizations” shall have the meaning set forth in Section 3.22.

“Parent Balance Sheet” shall have the meaning set forth in Section 3.7(a).

“Parent Board” shall mean the board of directors of Parent.

“Parent Certificate of Incorporation” shall mean Parent’s Certificate of Incorporation, as amended.

“Parent Capital Shares” shall mean the Parent Common Shares and Parent Preferred Shares.

“Parent Common Shares” shall mean shares of Common Stock, par value $0.0001 per share, of Parent.

“Parent Contract” shall mean any Contract to which Parent is a party or to which they or any of their respective properties is subject or bound, other than Immaterial Contracts.

“Parent Disclosure Schedule” shall have the meaning set forth in the preamble of Article III.

“Parent Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement (written or oral) providing for deferred compensation, profit sharing, bonus, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits, welfare, pension or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, which is or has been maintained, contributed to, or required to be contributed to, by Parent or its ERISA Affiliates for the benefit of any employee of Parent, or pursuant to which the Parent has or may have any material liability contingent or otherwise.

“Parent Equity Incentive Plan” shall have the meaning set forth in Section 3.6(b).

“Parent Escrow Shares” shall have the meaning set forth in Section 7.3(b).

“Parent Escrow Fund” shall have the meaning set forth in Section 7.3(b).

“Parent Group” shall have the meaning set forth in Section 7.2(a).

“Parent Leases” shall have the meaning set forth in Section 3.9.

“Parent Material Adverse Effect” shall mean a material adverse effect on (a) the business, assets, properties, liabilities, obligations, financial condition, operations or results of operations of Parent or (b) the ability of Parent to perform its obligations pursuant to this Agreement and the other Transaction Agreements to which Parent is or will be a party and to consummate the Merger and the other Transactions in a timely manner, except, with respect to Sections 6.1(a) and 6.1(c), for any such effect arising out of or resulting from (i) changes in conditions in the U.S. or global economies or changes in general economic or political conditions or the financial markets, and (ii) changes in conditions generally affecting the industry in which Parent operates, which do not affect Parent.

“Parent Options” shall have the meaning set forth in Section 3.6(b).

“Parent Preferred Shares” shall mean shares Parent’s preferred stock, including, without limitation, the Series A Preferred Stock and Series B Preferred Stock of Parent.

“Parent Products” shall mean each product manufactured, sold, licensed, leased or made available by Parent.

“Parent Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, under obligation of assignment to, or filed in the name of, Parent.

“Parent Restricted Stock Unit” shall have the meaning set forth in Section 1.7(e)(ii).

“Parent Series A Preferred Stock” shall mean shares of Series A Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Series B Preferred Stock” shall mean shares of Series B Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Stock Right” shall mean (i) all outstanding Parent Options and (ii) all other outstanding subscriptions, options, calls, warrants or any other rights, whether or not currently exercisable, to acquire any Parent Common Shares or that are or may become convertible into or exchangeable for any Parent Common Shares or another Parent Stock Right.

“Person” shall mean any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Pre-Signing Tax Period” means all taxable periods (or portions thereof) ending on or before the Agreement Date.

“Post Signing Tax Period” means any taxable period or portion thereof beginning after the Agreement Date and, with respect to a Straddle Period, the portion of such Straddle Period beginning after the Agreement Date.

“Registered Intellectual Property” shall mean all United States, international and foreign: (i) patents and patent applications (including utility patents, business method patents, design patents, utility model patents, non-provisional patent applications, provisional patent applications, utility model patent applications, and design patent applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, service marks, applications to register trademarks, applications to register service marks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations and Internet number assignments; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity.

“Representation Letter” shall have the meaning set forth in Section 1.7(c).

“Restated Parent Certificate of Incorporation” shall mean the Amended and Restated Certificate of Incorporation of Parent, in substantially the form attached hereto as Exhibit M.

“Restricted Stock Units” shall mean all restricted stock units of the Company granted to certain Employees, consultants, contractors, former employees and consultants of the Company prior to the Agreement Date.

“ROFR Agreement” shall mean that certain Amended and Restated Right of First Refusal and Co-Sale Agreement to be executed by Parent and the parties named therein, substantially in the form attached hereto as Exhibit C-2.

“RSU Plan” shall have the meaning set forth in Section 2.6(b)(iv).

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Documents” shall have the meaning set forth in Section 3.10(a).

“Services” shall have the meaning set forth in Section 2.14(b).

“Stockholder Approval” shall have the meaning set forth in Section 1.8(a).

“Stockholder Representative” shall have the meaning set forth in Section 7.6(a).

“Stockholders” shall mean the holders of Company Capital Shares.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” shall have the meaning set forth in Section 2.5(a).

“Surviving Company” shall have the meaning set forth in Section 1.1.

“Tax” shall mean any federal, state, local and foreign net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital gains, profits, lease, service, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, customs duty or other tax, governmental fee, levy, impost, lien, deduction or other like assessment or charge of any kind whatsoever (including any Tax liability incurred or borne as a transferee or successor, or by contract or otherwise), together with all interest, penalties, additions to tax and additional amounts with respect thereto.

“Tax Authority” shall mean any Governmental Entity responsible for the imposition or collection of any Tax.

“Tax Returns” shall mean all returns, declarations, reports, claims for refund, information statements and other documents filings relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.

“Third Party Expenses” shall have the meaning set forth in Section 6.2(ee).

“Transaction Agreements” shall have the meaning set forth in Section 2.2(a).

“Transaction Expenses” shall have the meaning set forth in Section 6.2(ee).

“Transactions” shall mean the transactions contemplated by this Agreement and the other Transaction Agreements to which the Company is or will be a party, including the Merger.

“Transition Obligations” shall have the meaning set forth in Section 4.8 (a).

“Unidym Capital Shares” shall mean the Parent Capital Shares outstanding immediately prior to the consummation of the Merger.

“Unidym Holder(s)” shall mean each of Arrowhead and Dr. George Gruner.

“Use” shall mean the making, having made, running, using, testing, translating, importing, copying, reproducing, distributing (directly or indirectly), transmitting, displaying, performing, adapting, modifying, selling, offering for sale, renting, leasing, assigning, licensing or preparing derivatives of Intellectual Property.

“Voting Agreement” shall have the meaning set forth in Section 1.5.

(b) Construction.

(i) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(ii) Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(iii) The words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(iv) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement, and Exhibits and Schedules to this Agreement.

(v) The phrase “made available” or “provided to” as used in this Agreement in reference to the delivery of documents or copies of documents to a party shall mean the provision of documents in the Data Room.

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given if properly addressed: (i) if delivered personally, by commercial delivery service or by facsimile (with acknowledgment of a complete transmission), on the day of delivery; or (ii) if delivered by registered or certified mail (return receipt requested), three Business Days after mailing; or (iii) if delivered by first class mail, three Business Days after mailing. Notices shall be deemed to be properly addressed to any party hereto if addressed to the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Merger LLC, to:

Unidym, Inc.
c/o Arrowhead Research Corporation
201 South Lake Avenue
Suite 703 Pasadena, Ca 91101-3074

Attention: R. Bruce Stewart, Chief Executive Officer Facsimile: (626) 304-3401

with a copy to (not to constitute notice):

Goodwin Procter LLP 10250 Constellation Boulevard, 21st Floor Los Angeles, CA 90067-6221

Attention: Rachael Simonoff Wexler
Facsimile: (310) 286-0992

(b)	if to the Company, to:

Carbon Nanotechnologies, Inc.
16200 Park Row Houston, TX 77084-54195

Attention: Raymond McLaughlin, Executive Vice President & Chief Financial Officer Facsimile: (281) 492-5810

with a copy to (not to constitute notice):

Alicia Goodrow, Esq.
Phillips & Reiter, PLLC 1300 W. Sam Houston Parkway, Suite 340 Houston, TX 77042
Facsimile: (713) 784-6806

(c)	if to the Stockholder Representative to:

William A. McMinn 8 Greenway Plaza East, Suite 702 Houston, Texas 77046
Facsimile: (713) 877-1824

10.2 Entire Agreement. Except for the Confidentiality Agreement, this Agreement, the schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior written and oral agreements and understandings, and all contemporaneous oral agreements and understandings, among the parties with respect to the subject matter hereof.

10.3 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.4 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

10.5 Disclosure Schedule. No matter disclosed in one section of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, shall be deemed disclosed in another section of the Company Disclosure Schedule or Parent Disclosure Schedule, respectively, unless it is reasonably apparent on the face of the disclosure that the matter is responsive to another representation. Disclosure of a matter in a section of the Company Disclosure Schedule and Parent Disclosure Schedule shall not affect (directly or indirectly) the interpretation of this Agreement or the scope of the disclosure obligation of the Company or Parent, respectively, under this Agreement.

10.6 Fees and Expenses. All fees and expenses incurred in connection with the Merger including, without limitation, all Third Party Expenses, incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions contemplated hereby shall be the obligation of the party incurring such fees and expenses.

10.7 Successors and Assigns; Parties in Interest.

(a) This Agreement shall inure to the benefit of the parties hereto and the respective successors and assigns (if any) of the foregoing.

(b) No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Parent and the Company.

(c) Except as provided in the following sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any rights, interests, benefits or other remedies of any nature under or by reason of this Agreement. This Agreement is intended to benefit the each member of the Parent Group, each member of the Stockholder Group, the Unidym Holders and the Persons to be covered under the D&O Insurance described in Section 4.10, each such Person shall be deemed a third-party beneficiary of this Agreement and this Agreement shall be enforceable by each such Person. Except as set forth in this Section 10.7(c), none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties and their respective successors and assigns, if any.

10.8 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

10.9 Governing Law; Venue.

(a) This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware, without regard to the principles of conflict of laws.

(b) Unless otherwise explicitly provided in this Agreement, any action, claim, suit or proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in any state or federal court located in the State of California (each, a “Court”). Each party hereto (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of each Court, and each appellate court located in the State of California, in connection with any such proceeding; (ii) agrees that each Court shall be deemed to be a convenient forum; (iii) agrees that service of process in any such proceeding may be made by giving notice pursuant to Section 10.1; and (iv) agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding commenced in any Court, any claim that such party is not subject personally to the jurisdiction of such Court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such Court.

10.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THE TRANSACTION AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY.

10.11 Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.12 Counterparts; Facsimile Delivery. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page. Any party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other party that requests such original counterpart.

10.13 Time of the Essence. Time is of the essence of this Agreement.

[Remainder of page intentionally blank; signature page follows.]

IN WITNESS WHEREOF, each of the parties to this Agreement has executed and delivered this Agreement, or caused this Agreement to be executed and delivered by its duly authorized representative, as of the Agreement Date.

CARBON NANOTECHNOLOGIES, INC.

By:	/s/ Raymond McLaughlin
Name:	Raymond McLaughlin
Its:	Executive Vice President & Chief Financial Officer

[Signature Page to Merger Agreement]

UNIDYM, INC.

By:	/s/ Sean Olson
Name:	Sean Olson
Its:	President

[Signature Page to Merger Agreement]

UNIDYM ACQUISITION, LLC

By:	/s/ John Miller
Name:	John Miller
Its:	President

[Signature Page to Merger Agreement]

STOCKHOLDER REPRESENTATIVE

/s/ William McMinn
William McMinn

[Signature Page to Merger Agreement]